Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

AND

PLAN OF MERGER

BY AND AMONG

KMG CHEMICALS, INC.,

KMG FC, LLC,

FLOWCHEM HOLDINGS LLC,

ARSENAL CAPITAL PARTNERS III-B LP, AS ARSENAL BLOCKER SELLER,

AND

ACP FLOWCHEM LLC, IN ITS CAPACITY AS THE REPRESENTATIVE

April 23, 2017

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES.  THIS DOCUMENT IS NOT INTENDED TO CREATE NOR WILL IT BE DEEMED TO CREATE A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE, UNLESS AND UNTIL AGREED TO AND EXECUTED BY THE PARTIES.

TABLE OF CONTENTS

Page

ARTICLE I THE BLOCKER PURCHASE		2
1.01	Sale of Arsenal Blocker Shares	2
1.02	Consideration	2
1.03	Closing	2

ARTICLE II THE MERGER		2
2.01	Merger	2
2.02	Effective Time; Closing	2
2.03	Effect of the Merger	3
2.04	Certificate of Formation	3
2.05	Limited Liability Company Agreement	3
2.06	Managers and Officers	3
2.07	Conversion of Company Units	3
2.08	Unitholders Payments; Letters of Transmittal	4
2.09	Required Withholding	5
2.10	Indemnification Escrow	5
2.11	Adjustment Escrow	5

ARTICLE III CLOSING, TRANSACTION CONSIDERATION ADJUSTMENT		5
3.01	The Closing	5
3.02	Closing Transactions	6
3.03	Closing Deliveries	7
3.04	Net Working Capital and Cash Payment Adjustment	8
3.05	Preparation of Estimated Closing Statement and Closing Statement; Cooperation	11

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER, merger sub and ARSENAL BLOCKER SELLER		12
4.01	Representations and Warranties of Buyer and Merger Sub	12
4.02	Representations and Warranties Regarding Arsenal Blocker and Arsenal Blocker Seller	14

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		16
5.01	Corporate Status	16
5.02	Power and Authority	17
5.03	Enforceability	17
5.04	Capitalization; Ownership	17
5.05	Subsidiaries	17
5.06	No Violation; Consents and Approvals	18
5.07	Financial Statements; No Undisclosed Liabilities	18
5.08	Absence of Certain Developments	19
5.09	Litigation	20
5.10	Environmental Matters	20
5.11	Title to Properties	21

i

5.12	Compliance with Laws	22
5.13	Labor and Employment Matters	22
5.14	Employee Benefit Plans	23
5.15	Tax Matters	24
5.16	Insurance	25
5.17	Licenses and Permits	25
5.18	Affiliated Transactions	26
5.19	Material Contracts	26
5.20	Intellectual Property	27
5.21	Key Customers and Suppliers	28
5.22	Banks	28
5.23	No Brokers	28
5.24	Product Warranty and Liability	28
5.25	No Additional Representations or Warranties	28

ARTICLE VI PRE-CLOSING COVENANTS		29
6.01	Reasonable Best Efforts	29
6.02	Regulatory Filings	29
6.03	Conduct of the Business	31
6.04	Access to Information; Contact with Business Relations	33
6.05	Notice of Developments	34
6.06	Exclusivity	35
6.07	Confidentiality Agreement	35
6.08	Debt Financing.	36
6.09	Arsenal Blocker Note	39
6.10	Termination of Certain Executives	39
6.11	Formation of New Purchaser	39
6.12	Parachute Payment Waiver	39
6.13	280G Stockholder Approval of Arsenal Blocker	40

ARTICLE VII POST-CLOSING COVENANTS		40
7.01	Further Assurances	40
7.02	Director and Officer Liability and Indemnification; R&W Policy	40
7.03	Access to Books and Records	41
7.04	Transfer Taxes	41
7.05	Employee Benefits	42
7.06	Facility Closings, Employee Layoffs	42
7.07	Name Change	43

ARTICLE VIII TAX COVENANTS		43
8.01	Tax Return Filing	43
8.02	Pre-Closing Tax Matters	44
8.03	Tax Proceedings	44
8.04	Cooperation	44
8.05	No Code Section 338 or Section 336 Election	45
8.06	Tax Refunds	45

8.07	Carrybacks	45
8.08	Straddle Period	45
8.09	Closing of Tax Period	45
8.10	Tax Treatment of Payments	46
8.11	Allocation of Closing Cash Payment	46

ARTICLE IX CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB		46
9.01	Accuracy of Representations and Warranties	46
9.02	Compliance with Covenants	47
9.03	No Adverse Proceeding	47
9.04	Consents	47
9.05	Termination of HSR Waiting Period	47

ARTICLE X CONDITIONS TO THE OBLIGATIONS OF THE COMPANY and ARSENAL BLOCKER SELLER		47
10.01	Accuracy of Representations and Warranties	47
10.02	Compliance with Covenants	48
10.03	R&W Policy	48
10.04	No Adverse Proceeding.	48
10.05	Termination of HSR Waiting Period	48

ARTICLE XI SURVIVAL; INDEMNIFICATION		48
11.01	Survival	48
11.02	General Indemnification	48
11.03	Limitations on Indemnification Obligations.	49
11.04	Matters Involving Third Parties	51
11.05	Mitigation	53
11.06	Exclusive Remedy	53
11.07	Manner of Payment; Escrow	54

ARTICLE XII DEFINITIONS		54
12.01	Defined Terms	54
12.02	Other Definitional Provisions.	67

ARTICLE XIII TERMINATION		68
13.01	Termination	68
13.02	Effect of Termination	69

ARTICLE XIV GENERAL PROVISIONS		70
14.01	Notices	70
14.02	Entire Agreement	72
14.03	Expenses	72
14.04	Amendment; Waiver	72
14.05	Binding Effect; Assignment	73
14.06	Counterparts	73
14.07	Interpretation; Schedules	73

14.08	Governing Law; Interpretation	74
14.09	Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial	74
14.10	Specific Performance	75
14.11	Arm's Length Negotiations; Drafting	76
14.12	Time	76
14.13	Made Available	76
14.14	Confidentiality; Publicity	76
14.15	Designation of the Representative	77
14.16	Company Representation	79
14.17	Acknowledgements.	81
14.18	Exculpation of Debt Financing Sources	82
14.19	Obligations of Buyer and New Purchaser	83

EXHIBITS

Exhibit A	Form of Unitholder Consent
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Paying Agent Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Company FIRPTA Certificate
Exhibit F	Form of Blocker FIRPTA Certificate
Exhibit G	Form of Escrow Agreement
Exhibit H	Example Statement of Working Capital

PURCHASE AGREEMENT AND PLAN OF MERGER

This PURCHASE AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of April 23, 2017, by and among KMG Chemicals, Inc., a Texas corporation ("Buyer"), KMG FC, LLC, a Delaware limited liability company ("Merger Sub"), Flowchem Holdings LLC, a Delaware limited liability company (the "Company"), Arsenal Capital Partners III-B LP, a Delaware limited partnership ("Arsenal Blocker Seller"), and ACP Flowchem LLC, not individually but solely in its capacity as the Representative (as hereinafter defined).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Section 12.01 of this Agreement.  Buyer, Merger Sub, the Company and Arsenal Blocker Seller are referred to herein collectively as the "Parties" and, individually, as a "Party."

RECITALS

WHEREAS, Arsenal Blocker Seller is the record and beneficial owner of 100% of the issued and outstanding shares of capital stock (the "Arsenal Blocker Shares") of ACP-Flowchem Blocker Inc., a Delaware corporation ("Arsenal Blocker");

WHEREAS, Arsenal Blocker is the record and beneficial owner of 33,612,584 Common Units of the Company (the "Arsenal Company Units");

WHEREAS, Arsenal Blocker Seller desires to sell to Buyer, and Buyer desires to purchase from Arsenal Blocker Seller, 100% of the Arsenal Blocker Shares, on the terms and subject to the conditions set forth in this Agreement (the "Blocker Purchase");

WHEREAS, immediately following the closing of the Blocker Purchase, the parties desire to merge Merger Sub with and into the Company, with the Company as the surviving company (the "Merger");

WHEREAS, the board of directors or board of managers (or the equivalent governing body) of Buyer, Merger Sub and the Company, have each approved the Merger and deemed it advisable and in the best interests of their respective stockholders and unitholders and have directed that this Agreement be submitted to their respective stockholders and unitholders for adoption; and

WHEREAS, the unitholders of the Company holding, in the aggregate, not less than the minimum number of votes required to approve the Merger in accordance with the Delaware Limited Liability Company Act (the "DLLCA") and the Operating Agreement have approved this Agreement and the Transactions pursuant to a written consent, a copy of which is attached hereto as Exhibit A (the "Unitholder Consent").

AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
THE BLOCKER PURCHASE

1.01Sale of Arsenal Blocker Shares .  Subject to and upon the terms and conditions of this Agreement, immediately prior to the Effective Time, Arsenal Blocker Seller shall sell to Buyer, and Buyer shall purchase from Arsenal Blocker Seller, all right, title and interest in and to the Arsenal Blocker Shares, free and clear of all Liens.

1.02Consideration.  In consideration for the Arsenal Blocker Shares, Buyer shall pay Arsenal Blocker Seller (collectively, the "Arsenal Blocker Purchase Price"):

(a)an amount of cash equal to (1) the Per Unit Portion of the Estimated Closing Cash Payment, multiplied by the number of Common Units owned by Arsenal Blocker immediately prior to the Blocker Closing, minus (2) the principal and accrued interest on the Closing Date of the Arsenal Blocker Note, plus

(b)an amount of cash equal to the Per Unit Portion of any Future Distribution Amount, multiplied by the number of Common Units owned by Arsenal Blocker immediately prior to the Blocker Closing.

1.03Closing.  The closing of the Blocker Purchase shall take place on the Closing Date immediately prior to the Effective Time (the "Blocker Closing").

ARTICLE II
THE MERGER

2.01Merger.  Subject to and upon the terms and conditions of this Agreement and the DLLCA, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving limited liability company.  The Company, as the surviving limited liability company in the Merger, is hereinafter sometimes referred to as the "Surviving Company."

2.02Effective Time; Closing.  At the Closing, the Company and Buyer and Merger Sub shall cause a certificate of merger, in form and substance substantially similar to Exhibit B attached hereto (the "Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings or recordings required by the DLLCA to complete the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Buyer and the Company shall agree and shall specify in the Certificate of Merger (the "Effective Time").

2.03Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of DLLCA.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.04Certificate of Formation.  The certificate of formation of Merger Sub in effect at the Effective Time shall be the certificate of formation of the Surviving Company until amended in accordance with applicable Law.

2.05Limited Liability Company Agreement.  The limited liability company agreement of Merger Sub in effect at the Effective Time shall be the limited liability company agreement of the Surviving Company until amended in accordance with applicable Law; provided that, such limited liability company agreement shall at the Effective Time and through the end of the Closing Date maintain the same economics and ownership of the Arsenal Company Units owned by Arsenal Blocker as was maintained by the limited liability company agreement of the Surviving Company immediately before the Effective Time.

2.06Managers and Officers.  From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law, the managers and officers of Merger Sub at the Effective Time shall be the managers and officers, as applicable, of the Surviving Company.

2.07Conversion of Company Units.  On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of the Unitholders, the following shall occur:

(a)Common Units.  Each Common Unit outstanding immediately prior to the Effective Time (other than Common Units to be cancelled pursuant to Section 2.07(c), if any, and Arsenal Company Units) shall be cancelled and extinguished and shall be converted into the right to receive an amount in cash, without interest, equal to:

(i)the Per Unit Portion of the Estimated Closing Cash Payment with respect to such Common Unit, plus

(ii)the Per Unit Portion of any Future Distribution Amount with respect to such Common Unit.

(b)PI Units.  Each PI Unit outstanding immediately prior to the Effective Time (other than PI Units to be cancelled pursuant to Section 2.07(c), if any, and Arsenal Company Units) shall be cancelled and extinguished and shall be converted into the right to receive an amount in cash, without interest, equal to:

(i)the Per Unit Portion of the Estimated Closing Cash Payment with respect to such PI Unit, plus

(ii)the Per Unit Portion of any Future Distribution Amount with respect to such PI Unit.

(c)Cancellation of Treasury Units.  Each Company Unit held immediately prior to the Effective Time by the Company in treasury, if any, or held by Buyer or any of its subsidiaries (excluding the Arsenal Company Units) shall be cancelled and no cash or other consideration shall be paid with respect thereto.

(d)Arsenal Company Units.  The Arsenal Company Units shall remain outstanding after the Effective Time.  For greater certainty, there shall be no payments made to Buyer or Arsenal Blocker in respect of the Arsenal Company Units and each of Buyer and Arsenal Blocker hereby waives any and all rights to receive any payments under this Agreement in respect of the Arsenal Company Units after giving effect to the Blocker Purchase (including any right to payment of the Arsenal Blocker Purchase Price to Arsenal Blocker Seller).

(e)Merger Sub Units.  Each unit or limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued Common Unit of the Surviving Company.

2.08Unitholders Payments; Letters of Transmittal.

(a)Prior to the Closing, the Representative will enter into a paying agent agreement, in form and substance substantially similar to Exhibit C attached hereto, with Wilmington Trust, N.A, (the "Paying Agent").  The Paying Agent shall act as paying agent in effecting payments to Unitholders and the exchange of cash for Company Units owned by Designated Unitholders.

(b)Within five (5) Business Days following the date hereof, to the extent not delivered prior to the date hereof, the Company shall deliver to each Designated Unitholder a letter of transmittal in form and substance substantially similar to Exhibit D attached hereto (the "Letter of Transmittal").  The Letter of Transmittal shall approve the execution and performance of this Agreement and the Escrow Agreement and approve the appointment of the Representative and the Paying Agent. In the Letter of Transmittal, each Unitholder shall release Arsenal Blocker, the Company and its Subsidiaries from any claim such Unitholder may have for any and all actions taken prior to the Effective Time by reason of the fact that such Unitholder is or was an equityholder of Arsenal Blocker or the Company, as appropriate.

(c)The Letter of Transmittal shall direct each Designated Unitholder to deliver to the Paying Agent (with a copy to the Representative) a duly completed and validly executed Letter of Transmittal in accordance with the instructions therein.  If a Designated Unitholder delivers its duly completed and validly executed Letter of Transmittal to the Paying Agent (with a copy to the Representative) at least two (2) Business Days prior to the Closing Date, then at the Closing the Paying Agent shall deliver to such Designated Unitholder the portion of the Estimated Closing Cash Payment payable to such Designated Unitholder pursuant to Sections 2.07(a)(i) and 2.07(b)(i), as applicable, subject to any applicable withholding Tax requirements.  If a Designated Unitholder delivers its duly completed and validly executed Letter of Transmittal to the Paying Agent (with a copy to the Representative) on or after the second

(2nd) Business Day prior to the Closing Date, then promptly after such delivery, the Paying Agent shall deliver to such Designated Unitholder the portion of the Estimated Closing Cash Payment payable to such Designated Unitholder pursuant to Sections 2.07(a)(i) and 2.07(b)(i), as applicable, and, if applicable, any Future Distribution Amount that such Designated Unitholder is entitled to receive at that time, in each case subject to any applicable withholding Tax requirements.  From and after the Closing and until the Letter of Transmittal is validly delivered, each such Company Unit shall represent solely the right to receive the portion of the Transaction Consideration into which the Company Unit shall have been converted pursuant to Section 2.07, without interest.

2.09Required Withholding.  Each of Buyer, the Escrow Agent, the Paying Agent, the Surviving Company (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement or any other agreements referenced herein) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement or any other agreements referenced herein such amounts as may be required to be deducted or withheld therefrom under the Code, or under any provision of state, local or foreign Tax Law; provided, that, except with respect to payments in the nature of compensation to be made to employees or former employees of the Company and its Subsidiaries, if Buyer, the Escrow Agent, the Paying Agent or the Surviving Company determines that an amount is required to be deducted and withheld, Buyer shall use commercially reasonable efforts to provide the payee, at least three (3) Business Days prior to the date the applicable payment is scheduled to be made, (a) with written notice of the intent to deduct and withhold, which shall include a copy of the calculation of the amount to be deducted and withheld and (b) a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding (or reduce such withholding).  To the extent such amounts are so deducted or withheld and remitted to the proper Taxing Authority, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

2.10Indemnification Escrow.  At the Closing, Buyer shall deposit, or shall cause to be deposited, with the Escrow Agent cash in an amount equal to the Indemnification Escrow Amount.  The Indemnification Escrow Amount will be held and disbursed by the Escrow Agent solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

2.11Adjustment Escrow.  At the Closing, Buyer shall deposit, or shall cause to be deposited, with the Escrow Agent cash in an amount equal to the Adjustment Escrow Amount.  The Adjustment Escrow Amount will be held and disbursed by the Escrow Agent solely for the purpose of paying any adjustments required pursuant to Section 3.04(b) in accordance with the terms of this Agreement and the Escrow Agreement.

ARTICLE III
CLOSING, TRANSACTION CONSIDERATION ADJUSTMENT

3.01The Closing.  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Kirkland & Ellis LLP located at 600 Travis Street, Suite 3300, Houston, Texas 77002 (a) at 10:00 a.m. local time on the later of (i)

Thursday, June 22, 2017 and (ii) the second (2nd) Business Day following satisfaction or waiver of all of the closing conditions set forth in ARTICLE IX and ARTICLE X hereof (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or (b) on such other date and at such time as are mutually agreed in writing by Buyer and the Company.  The date on which Closing actually occurs is referred to herein as the "Closing Date." If the Closing occurs, all transactions contemplated herein to occur on or as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:02 a.m. (Houston time) on the Closing Date, other than the Blocker Closing which shall be deemed to have occurred and to be effective as of 12:01 a.m. (Houston time) on the Closing Date.

3.02Closing Transactions.  On the Closing Date:

(a)the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;

(b)the Representative shall, or shall cause the Paying Agent to, deliver to Buyer copies of all of the Letters of Transmittal delivered to the Paying Agent by the Designated Unitholders prior to the Closing;

(c)Buyer shall deliver:

(i)to Arsenal Blocker Seller the amount payable pursuant to Section 1.02(a);and

(ii)to the Paying Agent, for the benefit of the Designated Unitholders, the portion of the Estimated Closing Cash Payment payable to such Designated Unitholders pursuant to Sections 2.07(a)(i) and 2.07(b)(i), as applicable.

(d)Buyer shall deliver the Indemnification Escrow Amount and the Adjustment Escrow Amount to the Escrow Agent pursuant to Sections 2.10 and 2.11;

(e)Buyer shall pay, on behalf of the Company and its Subsidiaries, the outstanding balance of any Funded Debt listed on Schedule 3.02(e), pursuant to payoff letters from the holders of all such Funded Debt (the "Payoff Letters");

(f)Buyer shall pay on behalf of the Company all Transaction Expenses that remain unpaid as of the Effective Time, in the amounts and to the Persons identified by the Representative prior to Closing;

(g)Buyer shall deliver the Representative Holdback to the Representative; and

(h)Buyer, Merger Sub, the Company and the Representative (on behalf of the Unitholders) shall make such other deliveries as are required by Section 3.03.

Unless otherwise specified, all payments pursuant to this Section 3.02 shall be by wire transfer of immediately available U.S. dollars to an account or accounts specified by the recipient or the Representative.

3.03Closing Deliveries.

(a)At the Closing, the Company and the Representative shall deliver to Buyer each of the following:

(i)Stock certificates representing the Arsenal Blocker Shares and executed stock powers transferring the Arsenal Blocker Shares to Buyer;

(ii)certificates, dated as of the Closing Date, of (x) the Company, stating that the conditions specified in Sections 9.01 and 9.02 with respect to the Company have been satisfied and (y) Arsenal Blocker Seller, stating that the conditions specified in Sections 9.01 and 9.02 with respect to Arsenal Blocker or Arsenal Blocker Seller, as applicable, have been satisfied;

(iii)certificate from the Company in accordance with Treasury Regulation Section 1.1445-11T(b) in the form attached in hereto as Exhibit E and a certificate from Arsenal Blocker stating that such entity is not a "United States real property holding corporation" in the form attached hereto as Exhibit F;

(iv)a copy of the certificate of formation of the Company, certified by the Secretary of State of Delaware and a certificate of good standing of the Company from Delaware dated within ten (10) days of the Closing Date;

(v)a copy of the limited liability company agreement of the Company certified by the secretary of the Company;

(vi)copies of the resolutions or written consent duly adopted by the Company's board of managers and the Unitholder Consent authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of the Transactions, certified by the secretary of the Company;

(vii)the Escrow Agreement, duly executed by the Representative and the Escrow Agent;

(viii)the Payoff Letters;

(ix)written evidence of the termination of the Contracts set forth on Schedule 3.03(a)(ix);

(x)releases from each of the Persons listed on Schedule 3.03(a)(x) from any claim such Person may have for any actions taken prior to the Effective Time other than claims for indemnification (including any rights incidental thereto such as advancement of expenses) in such Person's capacity as a manager, member of the board of directors, director or officer, in each case in form and substance reasonably satisfactory to Buyer; and

(xi)resignations from the Persons listed on Schedule 3.03(a)(xi) as a manager, member of the board of managers, director or officer, as applicable, of Arsenal Blocker, the Company and its Subsidiaries.

(b)At the Closing, Buyer and Merger Sub shall each deliver to the Representative:

(i)certified copies of the resolutions duly adopted by the manager or board of managers or directors (or its equivalent governing body) and equityholders of Buyer, New Purchaser and Merger Sub authorizing the execution, delivery, and performance of this Agreement and the other agreements contemplated hereby, and the consummation of the Transactions;

(ii)certificates, dated as of the Closing Date of (x) Buyer, stating that the conditions specified in Sections 10.01 and 10.02 with respect to Buyer have been satisfied and (y) Merger Sub, stating that the conditions specified in Sections 10.01 and 10.02 with respect to Merger Sub have been satisfied; and

(iii)the Escrow Agreement duly executed by Buyer.

3.04Net Working Capital and Cash Payment Adjustment.

(a)Estimated Closing Cash Payment.  Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement (the "Estimated Closing Statement") that sets forth a good faith estimate of the Cash Amount, the outstanding amount of all Funded Debt as of immediately prior to the Closing, the Transaction Expenses Amount, the Working Capital Surplus, if any, and the Working Capital Deficit, if any, and based on such estimates, an estimate of the Closing Cash Payment (the "Estimated Closing Cash Payment").  In addition, the Representative shall deliver to Buyer a calculation, based on the Estimated Closing Cash Payment calculation delivered by the Company, of the amounts payable at the Closing to Arsenal Blocker Seller and each Designated Unitholder pursuant to Section 3.02(c).

(b)Final Calculations.

(i)Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Representative (A) a statement setting forth Buyer's good faith calculation of (1) the Working Capital (and the Working Capital Surplus or Working Capital Deficit, if any), (2) the Cash Amount, (3) the outstanding amount of all Funded Debt as of immediately prior to the Closing, (4) the Transaction Expenses Amount and (5) based on the amounts set forth in clauses (1) through (4), the Closing Cash Payment (the "Closing Statement") and (B) all records and work papers necessary to compute and verify the information set forth in the Closing Statement.  If Buyer does not deliver the Closing Statement to the Representative within sixty (60) days after the Closing Date, then, at the election of the Representative (acting in its sole discretion), either (x) the Representative may prepare and present the Closing Statement within an additional thirty (30) days thereafter or (y) the Estimated Closing Statement will be deemed to be the final Closing Statement in accordance with this Section 3.04(b).  If the Representative elects to prepare the Closing Statement in accordance with the immediately preceding sentence, then all subsequent references in this Section 3.04(b)(i) to Buyer, on the one hand, and the Representative, on the other hand, will be deemed to be references to the Representative, on the one hand, and Buyer, on the other hand, respectively.  After delivery of the Closing Statement, the Representative and its accountants and other representatives shall be permitted to make inquiries of Buyer and the Company and their accountants and other representatives regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof.  If the Representative has any objections to the Closing Statement, then the Representative shall deliver to Buyer a statement (an "Objection Statement") setting forth its disputes or objections (the "Objection Disputes") to the Closing Statement and, to the extent practical, the Representative's proposed resolution of each such Objection Dispute.  If an Objection Statement is not delivered to Buyer within sixty (60) days after receipt of the Closing Statement by the Representative, then the Closing Statement as originally received by the Representative shall be final, binding and non-appealable by the Parties.  If an Objection Statement is timely delivered, then Buyer and the Representative shall negotiate in good faith to resolve any Objection Disputes, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objection Statement, the Representative and Buyer shall submit each unresolved Objection Dispute to Deloitte (the "Firm") to resolve such Objection Disputes.  The Parties acknowledge and agree that all discussions related to the Objection Statement and any Objection Dispute are without prejudice communications made in confidence with the intent of attempting to resolve a litigious dispute and are subject to settlement privilege.  If Deloitte refuses or is otherwise unable to act as the Firm, then Buyer and the Representative shall cooperate in good faith to appoint a nationally recognized independent accounting or valuation firm mutually agreeable to Buyer and the Representative, in which event "Firm" shall mean such firm.  The Firm shall be requested to render a written determination of the unresolved Objection Disputes (acting as an expert and not as an arbitrator) within forty-five (45) days following its retention, which determination must be in writing and must set forth, in reasonable detail, the basis therefore and must be based solely on (i) the definitions and other applicable provisions of this Agreement, (ii) a single presentation (which presentations shall be limited to the unresolved Objection Disputes) submitted by each of Buyer and the Representative to the Firm within fifteen (15) days after its retention (which the Firm shall forward to the other Party) and (iii) one written response submitted to the Firm within fifteen (15) days after receipt of each presentation (which the Firm shall forward to the other Party) and not on independent review.  Buyer and the Representative will instruct the Firm not to, and the Firm will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand.  The Firm's determination of such Objection Disputes shall be final and binding upon the Parties and not subject to review by a court or other tribunal. The terms of appointment and engagement of the Firm shall be as reasonably agreed upon between Buyer and the Representative, and any associated engagement fees shall initially be allocated 50% to Buyer and 50% to the Representative; provided that such fees, costs and expenses of the Firm will ultimately be allocated between Buyer, on the one hand, and Representative, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Firm that is unsuccessfully disputed by such Party (as finally determined by the Firm) bears to the total amount of disputed items submitted.  For example, if the Representative submits an adjustment of $1,000 for a specific item in the Objection Statement, and if Buyer contests only $500 of the amount claimed by the Representative, and if the Firm ultimately resolves the dispute by awarding the Representative $300 of the $500 contested, then the fees, costs and expenses of the Firm will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to the Representative.  Except as provided in this clause (i), all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Firm shall be borne by the party incurring such costs and expense.  The final Closing Statement, however determined pursuant to this Section 3.04(b), will produce the Working Capital Surplus or Working Capital Deficit, if any, and the Cash Amount, the outstanding amount of all Funded Debt as of immediately prior to the Closing and the Transaction Expenses Amount, in each case to be used to determine the final Closing Cash Payment.  The process set forth in this Section 3.04(b) shall be the exclusive remedy of the Parties for any disputes related to items required to be reflected on the Closing Statement or included in the calculation of the Working Capital, the Cash Amount, the outstanding amount of all Funded Debt as of immediately prior to the Closing or the Transaction Expenses Amount, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties.

(ii)If after the final determination pursuant to clause (i) above, the final Closing Cash Payment is greater than the Estimated Closing Cash Payment, then (x) Buyer shall promptly (but in any event within five (5) Business Days of the final determination thereof) pay to the Paying Agent (for further distribution to the Unitholders as provided herein) such difference by wire transfer of immediately available funds to such accounts designated by the Representative and/or the Paying Agent (which amount shall be distributed by the Paying Agent to the Unitholders based upon each such Unitholder's Per Unit Portion, except as otherwise determined by the Representative in accordance with Section 14.15) and (y) Buyer and the Representative shall promptly (and in any event within five (5) Business Days of such final determination thereof) deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release the entire Adjustment Escrow Fund to the Paying Agent (for further distribution to the Unitholders as provided herein) by wire transfer of immediately available funds to such accounts designated by the Representative and/or the Paying Agent (which amount shall be distributed by the Paying Agent to the Unitholders based upon each such Unitholder's Per Unit Portion, except as otherwise determined by the Representative in accordance with Section 14.15).

(iii)If after the final determination pursuant to clause (i) above, the Estimated Closing Cash Payment is greater than the final Closing Cash Payment, then Buyer and the Representative shall promptly (but in any event within five (5) Business Days of the final determination thereof) jointly instruct the Escrow Agent to release to Buyer by wire transfer of immediately available funds to such accounts designated by Buyer, the lesser of (x) the amount by which the Estimated Closing Cash Payment is greater than the final Closing Cash Payment, and (y) the amount of the Adjustment Escrow Fund.  Notwithstanding any other term of this Agreement, the Adjustment Escrow Fund shall be Buyer's sole source of recovery for any adjustments to the Estimated Closing Cash Payment or the Closing Cash Payment, even if the Estimated Closing Cash Payment exceeds the final Closing Cash Payment by an amount that is greater than the amount of the Adjustment Escrow Fund.  If the amount payable to Buyer pursuant to this Section 3.04(b)(iii) is less than the Adjustment Escrow Fund, then Buyer and the Representative will (at the same time that the Escrow Agent is instructed to release funds to Buyer pursuant to this clause (iii)), execute and deliver to the Escrow Agent a joint written instruction directing the Escrow Agent to pay the balance of the Adjustment Escrow Fund to the Paying Agent (for further distribution to the Unitholders as provided herein) by wire transfer of immediately available funds to such accounts designated by the Representative and/or the Paying Agent (which amount shall be distributed by the Paying Agent to the Unitholders based upon each such Unitholder's Per Unit Portion, except as otherwise determined by the Representative in accordance with Section 14.15).

3.05Preparation of Estimated Closing Statement and Closing Statement; Cooperation.

(a)Preparation of Closing Statement.  The Estimated Closing Statement and the Closing Statement (and all calculations of Working Capital, Funded Debt and the Cash Amount) shall be prepared and calculated in accordance with the same accounting methodologies, principles and procedures used in, and on a basis consistent with, those applied in preparing the Latest Balance Sheet (including calculating reserves in accordance with the same methodology used to calculate such reserves in preparation of the Latest Balance Sheet), except that the Estimated Closing Statement and the Closing Statement (and all calculations of Working Capital, Funded Debt and the Cash Amount) shall: (i) not include any purchase accounting or other adjustment arising out of the consummation of the Transactions; (ii) be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing; and (iii) not reflect, directly or indirectly, any additional reserve or accrual that is not reflected on the Latest Balance Sheet, except those that (A) result from material developments occurring after the date of the Latest Balance Sheet and (B) would be required to be reflected on the face of a balance sheet prepared in accordance with the accounting methodologies, principles and procedures used in, and on a basis consistent with, those applied in preparing the Latest Balance Sheet or, in the event there was no applicable methodology, principle or procedure used in the preparation of the Latest Balance Sheet, would be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.

(b)Purpose of Closing Statement.  The Parties agree that the purpose of preparing the Closing Statement and calculating the Closing Cash Payment and the components thereof is solely to assess the accuracy of the amounts depicted in the Estimated Closing Statement and the calculation of the Estimated Closing Cash Payment derived therefrom, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies for the purpose of calculating the Closing Cash Payment than were used in the calculation of the Estimated Closing Cash Payment.

(c)Cooperation.  Following the Closing, Buyer shall, and shall cause the Surviving Company, its Subsidiaries and their respective officers, employees, consultants, accountants and agents to (i) cooperate fully with the Representative and its accountants and other representatives in connection with their review or preparation (as applicable) of the Closing Statement and/or the Objection Statement (including by providing the Representative with reasonable access to the employees of the Surviving Company and its Subsidiaries who are knowledgeable about the information contained in, and the preparation of, the Closing Statement) and (ii) provide any books, records and other information reasonably requested by the Representative and its accountants or other representatives in connection therewith or in connection with resolving any Objection Dispute, including during the period while any unresolved Objection Disputes are being reviewed by the Firm and until a final determination has been issued by the Firm.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER, merger sub and ARSENAL BLOCKER SELLER

4.01Representations and Warranties of Buyer and Merger Sub.  Buyer and Merger Sub jointly and severally represent and warrant to the Company that, as of the date hereof and as of the Closing:

(a)Status.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas.  Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)Power and Authority.  Each of Buyer and Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions.  All acts or proceedings required to be taken by Buyer or Merger Sub applicable to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of Buyer's and Merger Sub's obligations hereunder and thereunder have been properly taken.

(c)Enforceability.  This Agreement and the other Transaction Documents have been duly authorized, executed and delivered by each of Buyer and Merger Sub, as applicable, and assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement and the other Transaction Documents constitute the legal, valid and binding obligation of each of Buyer and Merger Sub, as applicable, enforceable against each in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting or relating to creditors' rights generally and general equitable principles (the "Bankruptcy and Equity Exceptions").

(d)No Violations; Consents and Approvals.  The execution and delivery of this Agreement and the other Transaction Documents by Buyer and Merger Sub, and the consummation of the Transactions will not (i) violate any provision of the organizational documents of either Buyer or Merger Sub, (ii) violate any Law applicable to, binding upon or enforceable against either Buyer or Merger Sub, (iii) result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate any material Contract to which either Buyer or Merger Sub is a party or bound, (iv) result in the creation or imposition of any material Lien upon any of the property or assets of either Buyer of Merger Sub or (v) require the material consent or approval of any Governmental Authority or any other Person, other than (A) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (B) compliance with any applicable requirements of the Hart-Scott-Rodino Act.

(e)Brokers.  Neither Buyer nor Merger Sub has incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the Transactions for which the Company or any Unitholder may be liable.

(f)Debt Financing.  Buyer has provided the Company with accurate and complete copies of the executed debt commitment letter, dated as of the date hereof (such letter, together with all annexes and exhibits attached thereto and the executed fee letter, dated as of the date hereof, as amended, modified, waived, supplemented, extended or replaced in accordance with the terms therein (which may be redacted in respect of numeric fee amounts and "market flex" provisions specified therein), the "Debt Commitment Letter") from the Debt Financing Sources pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of the Debt Financing.  Buyer will have available, and currently has written financing commitments in the form of the Debt Commitment Letter with respect to, sufficient funds to consummate the Transactions, including the payment of the Transaction Consideration and all fees and expenses payable by Buyer or Merger Sub in connection with the Transactions.  Notwithstanding the foregoing, Buyer expressly acknowledges and agrees that its obligation to consummate the Transactions is not subject to any condition or contingency with respect to any financing or funding by any third party.  The Debt Commitment Letter has not been amended or modified as of the date hereof, and, as of the date hereof, other than amendments or modifications solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities, no such amendment or modification is contemplated.  As of the date hereof, the Debt Commitment Letter (a) is in full force and effect and not subject to any conditions other than as set forth expressly therein and (b) constitutes the legal, valid, binding and enforceable obligation of Buyer, and to the knowledge of Buyer, each of the other parties thereto, in each case, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  As of the date hereof, (i) no event has occurred which, with notice or lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer or, to the knowledge of Buyer, the other parties thereto under the Debt Commitment Letter and, to the knowledge of Buyer, the respective commitments contained therein have not been withdrawn or rescinded in any respect and (ii) there are no conditions precedent or other contingencies relating to the funding of the Debt Financing covered thereby contemplated to be funded on the Closing Date, except as stated therein.  All fees required to be paid under the Debt Commitment Letter prior to the date hereof have been paid in full.  As of the date hereof, assuming the satisfaction of the conditions contained in ARTICLE IX and ARTICLE X, Buyer has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing contemplated by the Debt Commitment Letter to be funded on the Closing Date will not be made available to Buyer on the Closing Date.

(g)Investment Representation.  Buyer is acquiring Arsenal Blocker and the Company for its own account with the present intention of holding the securities of Arsenal Blocker and the Company for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws.  Each of Buyer and Merger Sub is an "accredited investor" as defined in Regulation D promulgated by the SEC under the Securities Act.

(h)Solvency.  Immediately after giving effect to the Transactions and assuming the satisfaction of the conditions to Closing set forth in ARTICLE IX, each of Buyer and the Surviving Company and its Subsidiaries shall (i) be able to pay their respective debts as they become due; (ii) own property which has a fair saleable value greater than the amounts required to pay their respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on their respective businesses.  No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer, Merger Sub or the Surviving Company or its Subsidiaries.

(i)Litigation.  There are no Proceedings pending or, to Buyer's knowledge, expressly threatened in writing against Buyer or Merger Sub, at law or in equity, before or by any Governmental Authority which would reasonably be expected to affect the legality, validity or enforceability of this Agreement or the consummation of the Transactions.

(j)No Additional Representations or Warranties.  Except for the representations and warranties contained in this Section 4.01, neither Buyer, Merger Sub nor any other Person on behalf of Buyer or Merger Sub makes any other express or implied representation or warranty with respect to Buyer or Merger Sub.

4.02Representations and Warranties Regarding Arsenal Blocker and Arsenal Blocker Seller.  Except as set forth in the Schedule 4.02, Arsenal Blocker Seller only, and not any other Unitholder, hereby represents and warrants to Buyer that, as of the date hereof and as of the Closing:

(a)Status.  Arsenal Blocker is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Arsenal Blocker Seller is a Delaware limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware.  There is no pending or threatened proceeding for the merger, consolidation, dissolution, liquidation, insolvency or rehabilitation of Arsenal Blocker.  There is no pending or threatened proceeding for the merger, consolidation, dissolution, liquidation, insolvency or rehabilitation of Arsenal Blocker Seller.

(b)Power and Authority.  Arsenal Blocker has all requisite corporate power and authority to own or lease its properties and to carry on its business as such business is now being conducted.  Arsenal Blocker Seller has all requisite limited partnership power and authority to own or lease its properties and to carry on its business as such business is now being conducted.

(c)Enforceability.  This Agreement has been duly authorized, executed and delivered by Arsenal Blocker Seller and, assuming the due and valid authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Arsenal Blocker Seller, enforceable against Arsenal Blocker Seller in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.

(d)No Violations; Consents and Approvals.  The execution and delivery of this Agreement by Arsenal Blocker Seller, and the consummation by Arsenal Blocker Seller of the Transactions, will not (i) violate any provision of the organizational documents of Arsenal Blocker Seller or Arsenal Blocker, (ii) violate any Law applicable to, binding upon or enforceable against Arsenal Blocker Seller or Arsenal Blocker, (iii) result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, any material Contract to which Arsenal Blocker Seller or Arsenal Blocker is a party or bound, (iv) result in the creation or imposition of any material Lien upon any of the property or assets of Arsenal Blocker Seller or Arsenal Blocker or (v) require the material consent or approval of any Governmental Authority or any other Person, except for compliance with any applicable requirements of the Hart-Scott-Rodino Act.

(e)Capitalization; Ownership.  All of the Arsenal Company Units shown as held by Arsenal Blocker on Schedule 5.04 are owned of record and beneficially by Arsenal Blocker and are free and clear of all Liens and Restrictions.  All Arsenal Blocker Shares are held of record and beneficially by Arsenal Blocker Seller and are free and clear of all Liens.  Arsenal Blocker Seller has good and valid title to the Arsenal Blocker Shares.  There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require Arsenal Blocker to issue or sell any of its equity interests (or securities convertible into or exchangeable for its equity interests).  Arsenal Blocker is not obligated to redeem or otherwise acquire any of its outstanding equity interests.

(f)Investments.  Arsenal Blocker owns no equity interests in any other Person other than the Arsenal Company Units.

(g)Tax Matters.  Arsenal Blocker has filed all material Tax Returns that are required to be filed by it (taking into account any extensions of time to file that have been duly perfected).  All Taxes shown as owing by Arsenal Blocker on all such Tax Returns have been fully paid or properly accrued, and all such Tax Returns are true and correct in all material respects.  Arsenal Blocker is not, and has not been, party to any Tax allocation, Tax sharing, Tax indemnity, Tax reimbursement agreement or arrangement (other than (i) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (ii) property Taxes payable with respect to properties leased and (iii) other agreements for which Taxes is not the principal subject matter).  Arsenal Blocker has not been the subject of any audit or other examination of Taxes by the Taxing Authorities of any nation, state or locality with respect to any open Tax years and, to Arsenal Blocker Seller's knowledge, no such audit or other examination is contemplated or pending.  Arsenal Blocker has not waived in writing any statute of limitations in respect of Taxes payable by it, which waiver is currently in effect.  There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Arsenal Blocker.  Arsenal Blocker will not be required to include any item of income in, or exclude an item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) election under Section 108(i) of the Code.  The representations and warranties contained in this Section 4.02(g) are the only representations and warranties being made with respect to Taxes related to Arsenal Blocker, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters and no other representation or warranty, express or implied, is being made with respect thereto.

(h)Holding Company.  Arsenal Blocker has no significant operations and no significant assets, and does not engage in, and has never engaged in, any business activities, other than (i) its ownership of the Arsenal Company Units, (ii) activities in connection with this Agreement and the Transactions and (iii) engaging in transactions related to its capital stock (including the issuance of the Arsenal Blocker Shares to Arsenal Blocker Seller), in each case including any activities related or incidental thereto.  Without limiting the generality of the foregoing, Arsenal Blocker (i) has no, and has never had any, employees and (ii) does not own or lease, and has never owned or leased, any real property or personal property. Except for the Arsenal Blocker Note and as set forth on Schedule 4.02(h), Arsenal Blocker does not have any Liabilities other than in connection with the ownership, directly or indirectly, of the Company and its Subsidiaries.

(i)Litigation.  There are no Proceedings pending or, to Arsenal Blocker Seller's knowledge, expressly threatened in writing against Arsenal Blocker Seller or Arsenal Blocker or its properties or business (other than Proceedings pending or threatened against the Company and its Subsidiaries and their respective properties, assets and businesses), at law or in equity.

(j)No Additional Representations or Warranties.  Except for the representations and warranties contained in this Section 4.02, neither Arsenal Blocker, Arsenal Blocker Seller nor any other Person on behalf of Arsenal Blocker or Arsenal Blocker Seller makes any other express or implied representation or warranty with respect to Arsenal Blocker and Arsenal Blocker Seller or with respect to any other information provided, including pursuant to Section 7.03, to Buyer or its Affiliates.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules, the Company hereby represents and warrants to Buyer and Merger Sub that, as of the date hereof and as of the Closing:

5.01Corporate Status.  The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all requisite limited liability company power and authority to own or lease its properties and assets and to carry on its business as now being conducted.  The Company is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business as now conducted require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect.  The Company has made available to Buyer complete and correct copies of its governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect.

5.02Power and Authority.  The Company has all limited liability company power and authority necessary to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions.  The Company's Board of Managers has authorized and approved this Agreement, and the Majority Holders (as defined in the Operating Agreement) have approved this Agreement pursuant to the Unitholder Consent and directed the Company to deliver an Approved Sale Notice (as defined in the Operating Agreement) to the other Unitholders in connection with the Transactions.  No other limited liability company proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions.

5.03Enforceability.  This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions.

5.04Capitalization; Ownership.  Schedule 5.04 sets forth the number of issued and outstanding units of each class of the Company's units and the holder of record of each such outstanding unit including profit interest units.  All of the Company Units have duly authorized and validly issued and are fully paid, and were issued in compliance with all applicable state and federal securities Laws.  There are no outstanding options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require the Company to issue or sell any units or other ownership interests (or securities convertible into or exchangeable for units or other ownership interests).

5.05Subsidiaries.

(a)Schedule 5.05(a) lists (i) each Subsidiary of the Company, (ii) the entire authorized stock or other equity interests of each such Subsidiary, and (iii) the record and beneficial owner of all issued and outstanding shares of such stock or other equity interests, all of which are owned by the Persons set forth on Schedule 5.05(a) free and clear of all Liens other than Permitted Liens.  Except as set forth on Schedule 5.05(a), neither the Company nor its Subsidiaries owns, holds or has the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.  Except as set forth in the organizational documents of the Company's Subsidiaries, there are no outstanding options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require the Company's Subsidiaries to issue or sell any of its equity ownership interests (or securities convertible into or exchangeable for shares of its equity ownership interests).

(b)The Company's Subsidiaries are each validly existing and in good standing under the laws of their jurisdiction of formation.  The Company's Subsidiaries have all requisite power and authority to own or lease their properties and assets and to carry on their business as now being conducted.  The Company's Subsidiaries are legally qualified to transact business as a foreign company in all jurisdictions where the nature of their properties and the conduct of their business as now conducted require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect.  The Company has made available to Buyer complete and correct copies of each Subsidiary's governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect.

5.06No Violation; Consents and Approvals.  Except as set forth on Schedule 5.06, the execution and delivery of this Agreement by the Company and the consummation by it of the Transactions will not (a) violate any provision of the organizational documents of the Company or its Subsidiaries, (b) violate any Law applicable to, binding upon or enforceable against the Company or its Subsidiaries, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate, any Material Contract, (d) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the material property or material assets of the Company and its Subsidiaries or (e) require any material consent or approval of any Governmental Authority, except for (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Act.

5.07Financial Statements; No Undisclosed Liabilities.

(a)Attached as Schedule 5.07(a) are copies of (i) the audited combined balance sheet of the Company and its Subsidiaries as of December 31, 2016 and the related statements of income and cash flows for the fiscal year ended December 31, 2016 (the "Year-End Financial Statements") and (b) the unaudited combined balance sheet of the Company and its Subsidiaries as of February 28, 2017 (the "Latest Balance Sheet") and the related statements of income and cash flows for the two-month period ended February 28, 2017 (collectively, with the Latest Balance Sheet, the "Interim Financial Statements" and collectively with the Year-End Financial Statements, the "Financial Statements").  The Year-End Financial Statements fairly present, in all material respects, the combined financial position and results of operations of the Company and its Subsidiaries, as applicable, as of the dates and for the periods referred to therein and have been prepared in accordance with GAAP consistently applied. The Interim Financial Statements fairly present, in all material respects, the combined financial position and results of operations of the Company and its Subsidiaries, as applicable, as of the dates and for the periods referred to therein and have been prepared in accordance with GAAP, consistently applied, subject to the Company and its Subsidiaries' historical past practices (including audit adjustments to non-cash items at year-end, which adjustments include goodwill and deferred Taxes), and the Interim Financial Statements do not contain footnote disclosures and other presentation items.

(b)Except as set forth on Schedule 5.07(b), the Company and its Subsidiaries do not have any liabilities or obligations of the type required to be accrued on or reserved against in a consolidated balance sheet prepared in accordance with GAAP (collectively, "Liabilities"), except (i) Liabilities accrued on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto or in the notes to the other Financial Statements, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the ordinary course of business, (iii) Liabilities incurred in connection with the Transactions, (iv) Liabilities to be included in the computation of Funded Debt, Transaction Expenses or Working Capital, (v) Liabilities disclosed on another section of the Schedules, and (vi) Liabilities incidental to the existence of the Company and its Subsidiaries.  This representation will not be deemed breached as a result of a change in applicable Law, the Code or GAAP after the Closing.

(c)The Company and its Subsidiaries do not have any obligations of the type referred to in clauses (i) through (vii) of Funded Debt of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person.

5.08Absence of Certain Developments.  Except as contemplated or permitted by this Agreement or as set forth on Schedule 5.08, since the date of the Latest Balance Sheet:

(a)the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business;

(b)there has not occurred any Material Adverse Effect;

(c)neither the Company nor any of its Subsidiaries has issued, delivered, reissued or sold, disposed or pledged any of its shares of, or authorized the same in respect of, capital stock, any voting securities or any other equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights or other equity-based compensation with respect to such securities of any kind, or granted phantom stock or other similar rights with respect to any of the foregoing;

(d)neither the Company nor any of its Subsidiaries has created, incurred, assumed or guaranteed any Funded Debt other than (x) in the ordinary course of business pursuant to the Company's existing revolving credit facilities, or (y) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries;

(e)the Company and its Subsidiaries have not sold, transferred, leased, mortgaged, pledged or otherwise subjected to any Lien (other than Permitted Liens) any material assets or property (tangible or intangible);

(f)the Company and its Subsidiaries have not entered into, terminated prior to the expiration of its scheduled term, or received notice of early termination of any Contract involving a total remaining binding commitment by the Company or any of its Subsidiaries of $1,000,000 or more;

(g)the Company and its Subsidiaries have not entered into any Contract to make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business or line of business;

(h)there has not been any change in the organizational documents of the Company or any of its Subsidiaries;

(i)no election has been made to change the status of the Company or any of its Subsidiaries (as a corporation, partnership or disregarded entity) for federal, state or local Tax purposes;

(j)there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company or any of its Subsidiaries having a replacement cost of more than $200,000;

(k)neither the Company nor any of its Subsidiaries has materially increased the salary payable or to become payable by it to any of the Company's or its Subsidiaries' employees whose base salary is in excess of $175,000, except pursuant to the Plans or Contracts set forth on Schedule 5.19, or materially increased the coverage or benefits available under any severance pay, termination pay, deferred compensation, bonus or other incentive compensation plan or arrangement, except for bonuses payable to certain officers and employees of the Company or any of its Subsidiaries in connection with the consummation of the Transactions (which will be included as part of the Transaction Expenses);

(l)neither the Company nor any of its Subsidiaries has adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(m)there has not been any material change by the Company or any of its Subsidiaries in its accounting or Tax reporting methods, principles or policies; and

(n)neither of the Company nor any of its Subsidiaries has committed to do any of the foregoing.

5.09Litigation.  As of the date hereof there are no Proceedings pending or, to the Company's Knowledge, expressly threatened against the Company or any of its Subsidiaries, at law or in equity.  As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order or decree of any Governmental Authority that relates specifically to the Company or any of its Subsidiaries.

5.10Environmental Matters.

(a)Except as set forth on Schedule 5.10, (i) The Company and its Subsidiaries are and, since January 1, 2015, have been in material compliance with all applicable Environmental Laws and have all Permits required to be held under Environmental Law for their business as currently conducted, and no material Proceeding is pending or to the Company's Knowledge threatened, to revoke, modify or terminate any such Permit, (ii) neither the Company nor any of its Subsidiaries has received any written or, to the Company's Knowledge, other notice of a material violation of Environmental Laws or any material liability arising under Environmental Laws, relating to the Company, its Subsidiaries or their current facilities, except for matters than have been resolved with no material ongoing obligations, (iii) there is no material Proceeding pending or, to the Company's Knowledge, threatened against the Company or its Subsidiaries pursuant to Environmental Laws or related to Hazardous Materials and to the

Company's Knowledge, no material investigations of the Company or its Subsidiaries are being conducted pursuant to Environmental Laws or with respect to Hazardous Materials and (iv) there has been no material Release or material threatened Release of any Hazardous Materials by the Company or any of its Subsidiaries in violation of any Environmental Law on, at, under, to or about any property currently owned, operated or leased by the Company or its Subsidiaries, in each case as would be reasonably expected to result in a material liability of the Company or any of its Subsidiaries under Environmental Laws.  To the Company's Knowledge, neither the Company nor any of its Subsidiaries have expressly assumed any material liability of any other Person under Environmental Law.

(b)Notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in this Section 5.10 constitute the sole and exclusive representations and warranties of the Company with respect to any Environmental Laws.

5.11Title to Properties.

(a)The Company or one of its Subsidiaries has valid title to, or a valid leasehold interest in (or other right to use), all of the material tangible personal property used by the Company or the Subsidiaries in the ordinary course of business, free and clear of all Liens, except for Permitted Liens.  The tangible personal property owned and leased by the Company and its subsidiaries is sufficient in all material respects for the continued operation of the business as the business is currently conducted.

(b)The real property leased by the Company and its Subsidiaries pursuant to the leases described on Schedule 5.11(b) (the "Leased Real Property") constitutes all of the real property leased by the Company and its Subsidiaries.  Except as set forth on Schedule 5.11(b), the Company and its Subsidiaries hold a good and valid leasehold interest (or a valid right to use, occupy or access where applicable) in all of the Leased Real Property.  The Leased Real Property leases are in full force and effect, subject to proper authorization and execution of such lease by the other party and the application of any Bankruptcy and Equity Exceptions, and the Leased Real Property is free and clear of all Liens, except for Permitted Liens.  The Company has made available to Buyer true and correct copies of each of such leases, and none of such leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies made available to Buyer.  Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such leases.

(c)Schedule 5.11(c) sets forth a complete list of real property owned by the Company and its Subsidiaries (the "Owned Real Property").  Except as set forth on Schedule 5.11(c), the Company and its Subsidiaries own good and valid fee title to the Owned Real Property.  The Owned Real Property is free and clear of all Liens, except for Permitted Liens.  Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending or, to the Company's Knowledge, expressly threatened, with respect to any portion of any Owned Real Property.

(d)The Company and its Subsidiaries do not own or hold, nor any of them is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

5.12Compliance with Laws.

(a)The Company and its Subsidiaries are in compliance with all applicable Laws.  Since January 1, 2015 through the date hereof, neither the Company nor any of its Subsidiaries have been cited, fined or otherwise notified in writing of any failure to comply with any Law that has not been paid or cured, and, no investigation by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Company's Knowledge, expressly threatened.

(b)Since January 1, 2015, the Company, each of its Subsidiaries, and each of their respective directors, officers, and to the Knowledge of the Company, employees, agents and other Persons acting on their behalf: (i) have complied with Anti-Corruption Laws; and (ii) have not unlawfully offered, promised or made payments of money or anything of value, whether directly or indirectly, to any Government Official to (A) influence any official act or decision of a Government Official, (B) induce a Government Official to do or omit to do any act in violation of a lawful duty, (C) secure any improper business advantage or (D) obtain or retain business for, or otherwise direct business to, the Company or any of its Subsidiaries or affiliated companies.  The Company has not received any written communication that asserts that the Company or any of its representatives is in violation of, or has liability under any Anti-Corruption Law.

5.13Labor and Employment Matters.  The Company has made available to Buyer the name and rate of compensation of all employees of the Company and its Subsidiaries as of a recent date prior to the date hereof.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement.  To the Company's Knowledge, as of the date hereof, there is currently no organized effort by any labor union to organize any employees of the Company and its Subsidiaries into one or more collective bargaining units.  As of the date hereof, neither the Company nor any of its Subsidiaries has experienced any strike or material grievance, unfair labor practice charge or compliant, or other material collective bargaining dispute since January 1, 2015 and none are pending or, to the Company's Knowledge, expressly threatened in writing.  Neither the Company nor any of its Subsidiaries has committed any material unfair labor practice since January 1, 2015.  Except for instances of non-compliance that would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN Act and any similar state or local "mass layoff" or "plant closing" Law, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and/or social security taxes and any similar tax.  Neither the Company nor any of its Subsidiaries has implemented a "mass layoff" or "plant closing" (as defined by the WARN Act) within the six (6) months prior to Closing without complying in all material respects with WARN Act notice obligations.  To the Company's Knowledge, since January 1, 2015, neither the Company nor any Subsidiary has been the subject of any immigration related investigations from U.S. Citizenship and Immigration Services, U.S. Immigration and Customs Enforcement, Internal Revenue Service, legacy

Immigration and Naturalization Service, the Department of Labor, Social Security Administration, or any other government entity, nor have any of them received any Notices of Inspection, Notice of Unauthorized Alien, or "No-Match" letters from any above listed agency.

5.14Employee Benefit Plans.

(a)Schedule 5.14 sets forth a list of all material employee benefit, bonus, pension, profit sharing, executive compensation, deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Company or its Subsidiaries or for which the Company or its Subsidiaries has or would reasonably expect to have any liability, for the benefit of any of its or their employees or former employees or their dependents or beneficiaries (collectively the "Plans").

(b)Each of the Plans that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the Internal Revenue Service or is a prototype plan that has received a favorable opinion letter from the Internal Revenue Service and any amendment made to such a Plan subsequent to the date of such letter does not adversely affect the qualified status of such Plan.  Each Plan has, since January 1, 2015, been maintained and administered in compliance, in form and in operation and in all material respects, with the requirements of the Code, ERISA and all other applicable Laws.

(c)With respect to the Plans, since January 1, 2015, all required contributions have been made or properly accrued in all material respects.

(d)The Company has made available to Buyer true and correct copies of (as applicable) (i) the current Plan documents, amendments, summary plan descriptions, and trust agreements, (ii) all material, non-routine filings with all Governmental Authorities with respect to each Plan for the past three years, and (iii) the most recent financial statements for the Plan.

(e)The Company and its Subsidiaries do not (i) maintain, and are not required to contribute to or otherwise participate in, any defined benefit pension plan or any Plan subject to Title IV of ERISA and (ii) participate in or are required to contribute to any Plan that is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), nor do they have or reasonably expect to have any liability or obligation in respect of Plans described in (i) or (ii), including on account of any ERISA Affiliate.

(f)Except as set forth on Schedule 5.14(f), since January 1, 2015, all required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, and Summary Plan Descriptions) have been filed or distributed in material compliance with the applicable requirements of ERISA, the Code and other applicable Laws, with respect to each Plan.

(g)No Proceeding with respect to the administration of a Plan, or the investment of the assets of any Plan (other than routine claims for benefits), is pending or, to Company's Knowledge, threatened.

(h)No Plan is (i) a "multiple employer plan" (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code); (ii) a "voluntary employees' beneficiary association" (within the meaning of Section 501(c)(9) of the Code); (iii) an arrangement that provides medical, life insurance or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof), director, or any non-employee, other than as required pursuant to Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or any similar state Law (collectively, "COBRA"); or (iv) a "multiple employer welfare arrangement" as described in ERISA Section 3(40).

(i)No employer securities or employer real property is included in the assets of any funded Plan subject to ERISA.

(j)Other than as required by applicable Law, the Company and its Subsidiaries do not have any legally binding obligation to (i) amend any existing Plan, (ii) create any new arrangement that would be a Plan, or to (iii) enhance the benefits provided under any Plan except as may be provided under the existing terms of the Plan. Each Plan can be amended, terminated or otherwise discontinued in accordance with its terms.

(k)Except as set forth on Schedule 5.14(k), no payment, deemed payment, or any other benefit under any compensatory arrangement is nondeductible pursuant to Section 280G of the Code or will result in an excise tax under Section 4999 of the Code on account of the Merger.  Except as set forth on Schedule 5.14(k), the Company and its ERISA Affiliates are not obligated to indemnify or gross-up any employee or other service provider for any taxes, penalties or interest under Section 280G or Section 409A of the Code.

(l)Except as set forth on Schedule 5.14(l), no Plan obligates the Company or any of its Subsidiaries to pay or provide any separation, severance, termination, increased benefit (including accelerated vesting or funding) as a result of the transaction contemplated by this Agreement, either alone or in combination with any other event, which would become a liability of or payable by the Buyer or any of its ERISA Affiliates.

5.15Tax Matters.

(a)The Company and its Subsidiaries have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file that have been duly perfected).  All Taxes shown as owing by the Company and its Subsidiaries on all such Tax Returns have been fully paid or properly accrued, and all such Tax Returns are true and correct in all material respects.  All material Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued.  Neither the Company nor any of its Subsidiaries is currently or, since January 1, 2015, has been a party to any Tax allocation, Tax sharing, Tax indemnity, Tax reimbursement agreement or arrangement (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased and (c) other agreements for which Taxes is not the principal subject matter).  Neither the Company nor its Subsidiaries has been the subject of any audit or other examination of Taxes by the Taxing Authorities of any nation, state or locality with respect to any open Tax years and, to the Company's Knowledge, no such audit or other examination is contemplated or pending.  Neither the Company nor any of its Subsidiaries has waived in writing any statute of limitations in respect of Taxes payable by any of them, which waiver is currently in effect.  There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is a party to any agreement that would require the Company or such Subsidiaries to make any payment that would constitute an "excess parachute payment" for purposes of Sections 280G and 4999 of the Code.  Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude an item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (a) change in method of accounting for a taxable period ending on or prior to the Closing Date, (b) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (c) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (d) installment sale or open transaction disposition made on or prior to the Closing Date or (e) election under Section 108(i) of the Code.  Except as set forth on Schedule 5.15(a), each of the Company and its Subsidiaries is, and has been since its formation, properly treated as either a "partnership" or "disregarded entity" for federal Income Tax purposes and no election has been made pursuant to Treasury Regulation Section 301.7701-3(c) to treat the Company or any of its Subsidiaries as an association taxable as a corporation.

(b)The Company and its Subsidiaries have paid all sales Taxes required to be paid by them.

(c)The representations and warranties contained in this Section 5.15 are the only representations and warranties being made with respect to Taxes related to the Company and its Subsidiaries, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters and no other representation or warranty, express or implied, is being made with respect thereto.

5.16Insurance.  Schedule 5.16 lists each insurance policy currently in effect that is maintained by the Company and its Subsidiaries, including the name of the insurer and policy number (the "Insurance Policies").  The Insurance Policies are in full force and effect, all premiums due thereon has been paid, and neither the Company nor any of its Subsidiaries is in material breach or material default thereunder.  Except as set forth on Schedule 5.16, neither the Company nor its Subsidiaries has any self-insurance or co-insurance programs.  Except as set forth on Schedule 5.16, after the Closing Date the Company and its Subsidiaries shall have the full benefit of all such insurance policies.  Since January 1, 2015, the Company and its Subsidiaries have timely provided notice to all applicable carriers with respect to any claim, suit or circumstance which would reasonably be expected to result in a material claim in existence as of the Closing Date except where the failure to provide such timely notice would not materially affect the ability of the Company or its Subsidiaries, as appropriate, from recovery with respect to such claim. Since January 1, 2015, none of the Company and its Subsidiaries has received any notice of cancellation or non-renewal of any of its Insurance Policies.

5.17Licenses and Permits.  The Company and its Subsidiaries possess all licenses, permits, registrations and approvals issued by a Governmental Authority that are material to the operation of their business as currently conducted (collectively, the "Permits"), and all such Permits are in full force and effect.  Neither the Company nor any of its Subsidiaries is in material default or material violation under any of the Permits.  There are no Proceedings pending or, to the Company's Knowledge, expressly threatened relating to the suspension, revocation or adverse modification of any of the Permits.

5.18Affiliated Transactions.  Except as set forth on Schedule 5.18, to the Company's Knowledge, no officer, director, manager, member, partner or equityholder of the Company, any of its Subsidiaries or any Affiliate or immediate family member of any such officer, director, manager, member, partner or equityholder (a) is a party to any agreement or transaction with the Company or its Subsidiaries, other than (i) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment-related purposes in the ordinary course, (ii) customary employment arrangements in the ordinary course of business and (iii) the Plans or (b) has any material interest or right in any material property or right, tangible or intangible, used by the Company or any of its Subsidiaries.

5.19Material Contracts.

(a)Schedule 5.19(a) sets forth a list of all Contracts in effect as of the date hereof, including all amendments thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, meeting any of the descriptions set forth below (collectively referred to herein as the "Material Contracts"):

(i)all Contracts relating to any completed material business acquisition by the Company or any of its Subsidiaries since January 1, 2015;

(ii)all collective bargaining agreements with any labor union;

(iii)all written Contracts for the employment of any current officer, individual employee or other person on a full-time or consulting basis with annual base salary in excess of $175,000;

(iv)Contracts providing for severance, retention or change in control payments;

(v) (A) all Contracts for Funded Debt, (B) all guarantees of any obligation for Funded Debt, and (C) all undrawn letters of credit, banker's acceptances or similar credit transactions;

(vi)all Contracts under which the Company or any of its Subsidiaries is lessee of, or holds or operates, any personal property owned by any other party, for which the annual rental exceeds $175,000;

(vii)all Contracts under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate any personal property for which the annual rental payments exceed $175,000 and that are not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less;

(viii)all (A) licenses to the Company's Intellectual Property granted by the Company or any of its Subsidiaries to any third party, other than nonexclusive licenses granted by the Company or any of its Subsidiaries to customers, distributors, or vendors in the ordinary course of business and (B) inbound licenses for Intellectual Property that are material to the operation of the business of the Company and its Subsidiaries (other than with respect to commercially available "off the shelf" software and licenses entered into in the ordinary course of business), that require the Company or any of its Subsidiaries to make annual payments in excess of $175,000 and which are not terminable by the Company or such subsidiary upon notice of sixty (60) days or less;

(ix)all Contracts that prohibit the Company or any of its Subsidiaries from freely engaging in business anywhere in the world (other than customer contracts and non-disclosure agreements entered into in the ordinary course of business that contain non-solicitation obligations);

(x)all Contracts relating to joint ventures, partnership, profit sharing or similar arrangements;

(xi)all Contracts with Key Suppliers and Key Customers; and

(xii)all agreements involving any resolution or settlement of any actual or threatened Proceeding involving the Company or its Subsidiaries involving outstanding payments by the Company or its Subsidiaries in excess of $250,000 or any material ongoing requirements or restrictions on the Company or its Subsidiaries.

(b)Except as set forth on Schedule 5.19(b), the Company has made available to Buyer a true and correct copy of all written Material Contracts, together with all amendments thereto.  Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party to any Material Contract is in material breach of, or in material default under, any Material Contract.  It is acknowledged and agreed that billing disputes and resolutions that occur in the ordinary course of business consistent with the Company's and its Subsidiaries' past practice shall not be considered a breach or default of any Material Contract.  Each Material Contract is a valid, binding and enforceable obligation of the Company and its Subsidiaries and, to the Company's Knowledge, each of the other parties thereto, except as enforceability may be limited by the Bankruptcy and Equity Exceptions, and is in full force and effect.  As of the date of this Agreement, no party to any Material Contract has given written notice to the Company or any of its Subsidiaries of its intention to cancel or otherwise terminate any such agreement.

5.20Intellectual Property.  Schedule 5.20 sets forth a true and complete list of all registered Intellectual Property, and applications therefor, owned by the Company and its Subsidiaries.  Except as set forth in Schedule 5.20 or as would not reasonably be expected to be material to the Company and its Subsidiaries, (a) the Company and its Subsidiaries own and possess all right, title and interest in and to, or possess the valid and enforceable right to use, all Intellectual Property and applications therefor (i) used in or necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted; or (ii) listed in Schedule 5.20, (b) since January 1, 2015 through the date hereof, neither the Company nor any of its Subsidiaries has received any written notices of infringement or misappropriation or any other dispute, in each case, that is material to the Company and its Subsidiaries taken as a whole, from any third party with respect to the Company's or any of its Subsidiaries' use, validity, or ownership of any Intellectual Property, (c) to the Company's Knowledge, as of the date hereof, no third party is materially infringing or misappropriating any registered Intellectual Property owned by the Company or any of its Subsidiaries and (d) to the Company's Knowledge, none of the Intellectual Property or products or methods of doing business of the Company and its Subsidiaries as currently conducted materially infringes upon any other Person's Intellectual Property.

5.21Key Customers and Suppliers.

(a)Schedule 5.21(a) lists the top ten (10) customers by dollar sales volume of the Company and its Subsidiaries (on a consolidated basis) for the twelve (12)-month period ended December 31, 2016 (each, a "Key Customer").  None of the Key Customers has (i) terminated or given written notice to the Company or its Subsidiaries evidencing its intention to terminate its relationship with the Company or its Subsidiaries, or (ii) given written notice to the Company or its Subsidiaries evidencing that it plans to reduce substantially the quantity of products or services that it purchases from the Company or its Subsidiaries.

(b)Schedule 5.21(b) lists the top ten (10) suppliers by dollar sales volume of the Company and its Subsidiaries (on a consolidated basis) for the twelve (12)-month period ended December 31, 2016 (each, a "Key Supplier").  None of the Key Suppliers has (i) terminated or given written notice to the Company or its Subsidiaries evidencing its intention to terminate its relationship with the Company or its Subsidiaries, or (ii) given written notice to the Company or its Subsidiaries evidencing that it plans to reduce substantially the quantity of products or services that it provides to the Company or its Subsidiaries.

5.22Banks.  Schedule 5.22 contains a complete and correct list of (a) the names and locations of all banks in which the Company or any Subsidiary has accounts or safe deposit boxes, (b) the account numbers of all such accounts and (c) the names of all Persons authorized to draw thereon or to have access thereto.  Except as set forth on Schedule 5.22, no Person holds a power of attorney to act on behalf of the Company or any Subsidiary.

5.23No Brokers.  Except with respect to the broker representing the Company in this transaction, KeyBanc Capital Markets Inc., neither the Company nor any of its Subsidiaries has incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the Transactions.

5.24Product Warranty and Liability.  Since January 1, 2015, each product manufactured, sold, leased, or delivered by the Company and its Subsidiaries has been in material conformance with all applicable contractual commitments and all express and implied warranties.  To the Company's Knowledge, there are no material defects in the products and parts sold by the Company and there is no material failure of any such products and parts to satisfy the warranty applicable to their sale.

5.25No Additional Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided, including pursuant to Section 7.03, to Buyer or its Affiliates.

ARTICLE VI
PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

6.01Reasonable Best Efforts.  Subject to the terms of this Agreement (including the limitations set forth in Section 6.02 and this Section 6.01), the Company and Arsenal Blocker Seller will, and will cause its Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transaction contemplated hereby, including using reasonable best efforts to (x) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (y) not take any action designed to prevent the Closing. For purposes of this Agreement, the "reasonable best efforts" of the Company and Arsenal Blocker Seller will not require the Company, Arsenal Blocker Seller or any of their respective Subsidiaries or Affiliates to (A) expend any money (other than a de minimis amount) to remedy any breach of any representation or warranty hereunder, (B) commence any litigation or arbitration proceeding, (C) waive or surrender any right or modify any agreement (including any Material Contract), (D) offer or grant any accommodation or concession (financial or otherwise) to any third party, (E) make any payment to third parties or otherwise suffer any similar detriment, (F) subject to the Company's and Arsenal Blocker Seller's compliance with Section 6.02, obtain any consent required for the consummation of the Transactions, (G) waive or forego any right, remedy or condition hereby, or (H) provide financing to Buyer or Merger Sub for the consummation of the Transactions, other than financing to be executed by the Company and its Subsidiaries that will not be effective until Closing.  Buyer shall use reasonable best efforts to maintain in full force and effect the Debt Commitment Letter until the initial funding of the Debt Financing on the Closing Date and to negotiate, execute and deliver definitive agreements with respect to such Debt Financing on the terms and conditions no less favorable, when taken as a whole, to Buyer than those contained in the Debt Commitment Letter.  Upon the reasonable request of the Company or Arsenal Blocker Seller, Buyer shall reasonably promptly update the Company and Arsenal Blocker Seller in reasonable detail of any material developments concerning the status of the Debt Financing.

6.02Regulatory Filings.

(a)General.  Subject to Section 6.02(b), each of Buyer, Merger Sub, Arsenal Blocker Seller and the Company shall, and Buyer shall cause its Affiliates to, use their best efforts to (i) as promptly as practicable, obtain from any Governmental Authority any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order required to be obtained or made by Buyer, Merger Sub, Arsenal Blocker Seller, the Company or any of its Subsidiaries, and to avoid any action or Proceeding by any Governmental Authority, in each case in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions and (ii) as promptly as practicable make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, including the Hart-Scott-Rodino Act and any other antitrust Laws.  Buyer, Merger Sub, Arsenal Blocker Seller and the Company shall, and Buyer shall cause its Affiliates to, cooperate with each other in connection with obtaining all such consents, approvals, authorizations, declarations, waivers, licenses, franchises, permits or orders and the making of all such filings, including providing copies of all such non-proprietary documents to the non-filing Party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.  Buyer, Merger Sub, Arsenal Blocker Seller and the Company shall, and Buyer shall cause its Affiliates to, promptly furnish to each other all information required for any application or other filing to be made by the other in connection with the Transactions.  Buyer will not, and will not permit its Affiliates to, consent or agree to any voluntary delay of the consummation of the Transactions without the prior written consent of the Company in its sole discretion.

(b)Antitrust Laws. Buyer, Merger Sub, Arsenal Blocker Seller and the Company agree to make, and to cause their Affiliates to make, any necessary filings under the Hart-Scott-Rodino Act and any other applicable antitrust Laws as soon as practicable and no later than six (6) Business Days after execution of this Agreement, which filings shall include a request for early termination of the applicable waiting period under the Hart-Scott-Rodino Act and any other antitrust Laws.  Buyer shall, and shall cause its Affiliates to, comply at the earliest practicable date with any request under the Hart-Scott-Rodino Act or, if applicable, such other antitrust Laws to provide information, documents or other materials requested by any Governmental Authority.  Buyer shall, and shall cause its Affiliates to, (i) use their best efforts to resolve as soon as practicable objections, if any, asserted by any Governmental Authority with respect to this Agreement or the Transactions and (ii) take all actions necessary to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under the Hart-Scott-Rodino Act and any other applicable antitrust Laws (collectively, the "Antitrust Conditions") as promptly as practicable and in any event on or prior to July 31, 2017 (the "End Date"), without challenge by any Governmental Authority (including by opposing any motion or action for a temporary, preliminary or permanent injunction or order against or preventing or delaying the consummation of the Transactions) and otherwise resolve any objections, if any, asserted by any Governmental Authority with respect to this Agreement or the Transactions, including by divesting or holding separate any assets or voting securities, terminating or modifying any existing relationships or contractual rights, limiting conduct or actions to be taken after the Closing, or entering into a consent decree order requiring the divestiture, licensing or holding separate of any assets or voting securities or the termination or modification of existing relationships and contractual rights.  The Company may, at its option, extend the End Date so as to permit Buyer to satisfy the Antitrust Conditions.  Further, Buyer shall, and shall cause its Affiliates to, coordinate and cooperate with the Company in connection with its efforts to satisfy the Antitrust Conditions, including (i) cooperating in all respects with the Company in connection with any investigation or other inquiry, (ii) keeping the Company promptly informed of any material communication received by Buyer or any of its Affiliates from any Governmental Authority, including the Federal Trade Commission or U.S. Department of Justice or similar foreign Governmental Authority, regarding any of the Transactions, (iii) providing the Company and its advisors with a reasonable opportunity to (A) review and approve the content of any communication, presentations, white papers or other written materials to be submitted to any Governmental Authority in advance of any such submission, (B) consult with Buyer prior to any meeting or conference with any Governmental Authority, and (C) to the extent permitted by such Governmental Authority, attend and participate in such meetings or conferences, and (iv) providing such other information and assistance as the Company may reasonably request in connection with the foregoing.  Buyer shall be responsible for the payment of all filing fees under the Hart-Scott-Rodino Act and any other antitrust Laws.

(c)Other Actions.  Except as specifically required by this Agreement, Buyer and the Company shall not, and Buyer shall cause its Affiliates not to, knowingly take any action, or knowingly refrain from taking any action, the effect of which would be to delay or impede the ability of the Parties to consummate the Transactions.  Without limiting the generality of the forgoing, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting or delaying the consummation of the Transactions or (iii) delay the consummation of the Transactions.

6.03Conduct of the Business.

(a)From the date hereof until the Closing Date, except (i) as set forth on Schedule 6.03(a), (ii) as otherwise contemplated or permitted by this Agreement, (iii) as required by Law, (iv) as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), or (v) for the use of available cash to repay any Funded Debt and pay Transaction Expenses prior to the Closing, the Company shall (x) use its commercially reasonable efforts to carry on the business of the Company and its Subsidiaries in the ordinary course of business and substantially in the same manner as previously conducted (provided that (i) no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 6.03(a) will be deemed a breach of this clause (x) of this Section 6.03(a), unless such action would constitute a breach of one or more of such other provisions, and (ii) the Company and its Subsidiaries' failure to take any action prohibited by clause (x) of this Section 6.03(a) will not be deemed a breach of this clause (x) of this Section 6.03(a)) and (y) not, and shall cause its Subsidiaries not to:

(i)issue, deliver, reissue or sell, dispose or pledge any of its shares of capital stock, any voting securities or any other equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights or other equity-based compensation;

(ii)sell, transfer, lease, mortgage, pledge or otherwise subject to any Lien (other than Permitted Liens) any material portion of the assets or property (tangible or intangible) of the Company and its Subsidiaries, taken as a whole;

(iii)create, incur, assume or guarantee any Funded Debt other than (x) in the ordinary course of business pursuant to the Company's existing revolving credit facilities, (y) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries or (z) Funded Debt not in excess of $2,500,000 that is fully prepayable and terminable by the Company at or prior to Closing;

(iv)enter into any Contract to make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business or line of business, other than entering into non-binding letters of intent for acquisitions in the ordinary course of business;

(v)modify or amend the organizational documents of the Company or any of its Subsidiaries;

(vi)make an election to change the status of the Company or any of its Subsidiaries (as a corporation, partnership or disregarded entity) for federal, state or local income Tax purposes;

(vii)except (A) to satisfy contractual obligations pursuant to Contracts as in effect on the date of this Agreement, (B) pursuant to the terms of the Plans as in effect on the date of this Agreement, (C) in connection with the annual salary and annual bonus review process conducted following the end of the Company's fiscal year, (D) in conjunction with new hires, promotions, internal transfers of employment and changes in job position or status, in each case for any employee whose annual base salary following such change is less than $175,000 (provided that any new compensation or benefits arrangements for newly hired, promoted or transferred employees shall have a value that is consistent with the past practice of making compensation and benefits available to newly hired, promoted or transferred employees, respectively, in similar positions) or (E) bonuses payable to certain officers and employees of the Company or any of its Subsidiaries in connection with the consummation of the Transactions (which will be included as part of the Transaction Expenses), materially increase the salary payable by it to any of the Company's or its Subsidiaries' employees whose annual base salary is in excess of $175,000, or materially increase the coverage or benefits available under any severance pay, termination pay, deferred compensation, bonus or other incentive compensation plan or arrangement;

(viii)make any material change in its accounting or Tax reporting methods, principles or policies other than as required by Law;

(ix)enter into a new Contract that would be required to be disclosed on Schedule 5.19 if it had been entered prior to the date of this Agreement or amend in a material manner, terminate, or waive any material rights under any of the Contracts set forth on, or required to be set forth on, Schedule 5.19, in each case other than in the ordinary course of business consistent with past practice;

(x)cancel or compromise any debt or claim or waive or release any material right of the Company or any Subsidiary except in the ordinary course of business;

(xi)enter into any Contract that materially restrains, restricts, limits or impedes the ability of the business, or the ability of Buyer, to compete with or conduct any business or line of business in any geographic area or solicit the employment of any Persons other than reseller Contracts or confidentiality and non-use provisions in the ordinary course of business;

(xii)adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization; or

(xiii)authorize, agree, resolve or consent to any of the foregoing.

(b)Nothing in this Section 6.03 is intended to result in the Unitholders, the Company or any of its Subsidiaries ceding control to Buyer of the Company's or any of its Subsidiaries' basic ordinary course of business and commercial decisions prior to the Closing Date.

6.04Access to Information; Contact with Business Relations.

(a)From the date hereof until the Closing Date, the Company shall provide Buyer and Buyer's authorized agents and representatives reasonable access at reasonable times, and upon reasonable advance notice, to the Company's chief executive officer and chief financial officer and the books and records of the Company and its Subsidiaries; provided, that (a) all such access shall be coordinated through KeyBanc Capital Markets Inc., (b) such access does not unreasonably interfere with the operation of the Company's and its Subsidiaries' business and shall be subject to the Company's reasonable security measures and insurance requirements, (c) Buyer and its authorized agents and representatives shall not contact or otherwise communicate with the employees, customers or suppliers of the Company and its Subsidiaries unless, in each instance, approved in writing in advance by the Company, (d) in no event shall Buyer be permitted to conduct or cause to be conducted any environmental investigation, testing, sampling or intrusive assessment of the current or former operations, facilities or real property of the Company or any of its Subsidiaries without the prior written consent of the Company, which consent may be withheld by the Company in its sole discretion and (e) nothing herein shall require the Company or any of its Subsidiaries to furnish to Buyer or any of Buyer's authorized agents or representatives or provide Buyer or any of Buyer's authorized agents or representatives with access to information if such access (i) would cause competitive harm to the Company or any of its Subsidiaries if the Transactions are not consummated, (ii) would result in the disclosure of any information that in the reasonable judgment of the Company would result in the disclosure of trade secrets or other confidential business information, (iii) would waive any attorney-client privilege, work product doctrine or similar privilege or (iv) would be in violation of applicable Laws or the provisions of any Contract to which the Company or any of its Subsidiaries is a party.  The Company does not make any representation or warranty as to the accuracy of any information provided pursuant to this Section 6.04, and Buyer and Merger Sub may not rely on the accuracy of any such information.

(b)Without limiting the provisions of Section 6.04(a), Buyer and Merger Sub acknowledge that they are not authorized to, and agree that they will not, and they will not permit any of Buyer's Affiliates to, contact any officer, director, employee, customer, supplier, distributor, lessee, lessor, equityholder, lender, noteholder or other material business relation of the Company or its Subsidiaries before the Closing with respect to the Company, its Subsidiaries, their businesses and the Transactions, in each case, without receiving the prior written consent of the Company before any such contact.

(c)The Parties acknowledge that the Buyer will be obligated to include the Company's financial statements in the Buyer's filings with the SEC, including incorporating those financial statements into a registration statement filed under the Securities Act. The Company will permit the Buyer's representatives to contact the Company's (and, if applicable, its Affiliates') current and historical accountants, auditors and employees, and the Company shall use commercially reasonable efforts to cause the Company's current and historical accountants, auditors and employees to (i) discuss, cooperate and provide information reasonably requested by the Buyer or its representatives, in order for Buyer to prepare audited and unaudited historical financial statements for the Company and pro forma financial statements of Buyer or any of its subsidiaries, in each case as would be required in connection with reports, registration statements and other filings to be made by Buyer or any of its Affiliates with the SEC pursuant to the Securities Act and the rules and regulations thereunder, or the Exchange Act and the rules and regulations thereunder (collectively, "SEC Filings") and (ii) reasonably cooperate with Buyer (and shall use reasonable efforts to cause its Affiliates, auditors and employees to cooperate) with regard to responding to the SEC's comments on such financial statements. The Buyer shall promptly, upon request by the Company from time to time, without duplication reimburse the Company for the costs incurred by it and its Affiliates and Subsidiaries in connection with its cooperation pursuant to this Section 6.04(c) (including reasonable attorneys' and accountants' fees).

6.05Notice of Developments.

(a)From the date hereof until the Closing Date, (i) the Company will promptly notify Buyer and Merger Sub in writing of any material variances from the representations and warranties contained in ARTICLE V that would reasonably be expected to cause the condition set forth in Section 9.01 not to be satisfied and expressly stating that such condition may not be satisfied and (ii) Arsenal Blocker Seller will promptly notify Buyer and Merger Sub of any material variances from the representations and warranties contained in Section 4.02 that would reasonably be expected to cause the condition set forth in Section 9.01 not to be satisfied and expressly stating that such condition may not be satisfied; provided that, in each case, failure to provide such notice shall not be deemed a breach of this Section except to the extent Buyer is materially prejudiced by such failure; provided further that if the Company or Arsenal Blocker Seller, as appropriate, provides notice to Buyer that Buyer is permitted to terminate this Agreement pursuant to Section 13.01(b)(i) then Buyer may deliver a notice of termination with respect to such matter as contemplated by Section 13.01(b)(i). If Buyer does not deliver such notice of termination within ten (10) Business Days after the receipt by Buyer of such notification, then Buyer will be deemed to have waived any and all rights to terminate this Agreement pursuant to Section 13.01(b)(i) or otherwise arising out of or relating to the contents of such notification and the resulting breach or breaches of the applicable representations and warranties in this Agreement.

(b)From the date hereof until the Closing Date, Buyer will promptly notify the Company and the Representative in writing of any material variances from the representations and warranties contained in Section 4.01 that would reasonably be expected to cause the condition set forth in Section 10.01 not to be satisfied and expressly stating that such condition may not be satisfied; provided that failure to provide such notice shall not be deemed a breach of this Section except to the extent the Company or Arsenal Blocker Seller is materially prejudiced by such failure; provided further that if Buyer provides notice to the Company and Representative that the Company and the Representative are permitted to terminate this Agreement pursuant to Section 13.01(c)(i) then the Company or the Representative may deliver a notice of termination with respect to such matter as contemplated by Section 13.01(c)(i). If the Company or the Representative do not deliver such notice of termination within ten (10) Business Days after the receipt by the Company and the Representative of such notification, then the Company and the Representative will be deemed to have waived any and all rights to terminate this Agreement pursuant to Section 13.01(c)(i) or otherwise arising out of or relating to the contents of such notification and the resulting breach or breaches of the applicable representations and warranties in this Agreement.

6.06Exclusivity.  During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 13.01, the Company shall not, and shall direct its directors, officers, employees, investment bankers and other representatives not to, (a) solicit, initiate or knowingly encourage the initiation of any Acquisition Proposal or (b) participate in any discussions or negotiations with any third party regarding, or furnish to any third party any information in connection with, any Acquisition Proposal.

6.07Confidentiality Agreement.  The Parties acknowledge and agree that as of the date hereof, and continuing through the Closing Date, Buyer and its Affiliates, employees and advisors are and remain bound by the confidentiality agreement executed on February 3, 2017 by Buyer, on the one hand, and the Company, on the other hand (the "Confidentiality Agreement").  For a period of five (5) years following the Closing Date, no Unitholder shall and each Unitholder shall cause its Affiliates and its respective officers, and directors not to, directly or indirectly, (a) disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Buyer or (b) use or otherwise exploit for its own benefit or for the benefit of anyone other than Buyer, except in connection with performing its obligations under or enforcing the terms of this Agreement or any Transaction Document, in each case, any Confidential Information (as defined below).  Notwithstanding the foregoing, the Unitholders and their officers, directors and Affiliates shall not have any obligation to keep confidential any Confidential Information if and to the extent disclosure thereof is required by applicable Law or Proceeding before a Governmental Authority; provided, that in the event disclosure is required by applicable Law or Proceeding before a Governmental Authority, the Unitholders shall, to the extent reasonably possible, provide Buyer with prompt notice of such requirement prior to making any disclosure so that Buyer may seek an appropriate protective order.  For the avoidance of doubt, nothing in this Section 6.07 shall preclude any action allowable under Section 14.14.

6.08Debt Financing.

(a)From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 13.01, Arsenal Blocker Seller and the Company shall use commercially reasonable efforts to promptly provide to Buyer, and shall use commercially reasonable efforts to promptly cause Arsenal Blocker Seller's and the Company's respective officers, employees, representatives and advisors to promptly provide to Buyer, such cooperation as is customary for debt financings of the type contemplated by the Debt Commitment Letter and as is reasonably requested by Buyer in connection with arranging and obtaining the Debt Financing, including (i) as promptly as practicable, furnishing Buyer, its Affiliates and its financing sources with the Required Information, (ii) using commercially reasonable efforts in assisting Buyer with the preparation of customary offering documents, financial statements, pro formas, or any other financial information and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency presentations, and similar documents and materials reasonably requested by Buyer in connection with the Debt Financing, provided that no financial statements shall be required to be prepared other than those customarily prepared by the Company, (iii) facilitating the pledging of collateral (which shall only be effective at the Closing), (iv) cooperating in connection with the pay-off of existing Funded Debt to the extent contemplated by this Agreement and the release of related Liens and termination of security interests, including obtaining customary payoff letters, lien releases and instruments of discharge or releases to be delivered at the Closing, (v) providing at least five (5) Business Days prior to the Closing Date all documentation and other information about the Company as is required by applicable "know your customer" and anti-money laundering rules and regulations including the USA Patriot Act provided such information was requested at least ten (10) Business Days prior to the Closing Date, (vi) upon reasonable notice and at reasonably convenient times and locations making the officers or other senior management available to participate in a reasonable number of meetings and presentations, including lender and rating agency presentations, drafting sessions and due diligence sessions and (vii) delivering unaudited financial statements of the Company for each fiscal month within 30 days after the end of such month in the form customarily prepared by the Company; provided, however, that (A) neither the Company, nor its respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing, (B) no counsel for Arsenal Blocker Seller or the Company shall be obligated to deliver any opinion in connection with the Debt Financing, (C) no director, manager or member of Arsenal Blocker Seller or the Company in their capacities as such shall be required to pass resolutions or consents or approve or authorize the execution of any documents in connection with the Debt Financing, (D) no Person shall be required to to participate in any meetings, presentations, drafting sessions or due diligence sessions to the extent such participation would unreasonably interfere with such Person's continuing duties with the Company and its Subsidiaries, (E) none of Arsenal Blocker Seller or the Company shall be obligated to deliver any financial statements that are not customarily prepared by the Company, (F) no officer of Arsenal Blocker Seller or the Company shall be obligated to deliver a solvency certificate, and (G) neither Arsenal Blocker Seller nor the Company shall be required to deliver or cause the delivery of any accountant or cold comfort letter.

(b)Buyer shall promptly, upon request by the Representative, indemnify, hold harmless and reimburse Arsenal Blocker Seller or the Company for all reasonable and documented out-of-pocket costs and expenses incurred by Arsenal Blocker Seller or the Company in connection with the cooperation of Arsenal Blocker Seller and the Company contemplated by this Section 6.08.

(c)The Company hereby consents to the use of all of their trademarks, service marks and logos for purposes of the Debt Financing; provided that, such trademarks, service marks and logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company.

(d)From the date hereof until the earlier of the Closing Date or five (5) Business Days after the termination of this Agreement pursuant to Section 13.01:

(i)Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, as promptly as reasonably practicable, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including any "market flex" provisions in the Debt Commitment Letter), including: (A) maintaining in effect the Debt Commitment Letter until the funding of the Debt Financing at the Closing; (B) satisfying (or obtaining a waiver thereof) and causing to be satisfied all conditions applicable to Buyer to obtaining the Debt Financing and otherwise complying with its obligations under the Debt Commitment Letter and the definitive documents relating to the Debt Financing; (C) entering into definitive agreements with respect to the Debt Financing; (D) enforcing its rights under the Debt Commitment Letter; and (E) consummating the Debt Financing at or prior to the Closing (it being understood that it is not a condition to Closing under this Agreement for Buyer to obtain the Debt Financing or any Alternative Financing).

(ii)Buyer shall not permit any assignment, amendment, supplement, replacement, restatement, waiver, substitution, or other modification (and any Alternative Financing shall be deemed an assignment, amendment, supplement, replacement, restatement, waiver, substitution, or other modification that is subject to the requirements of this Section 6.08(d)(ii) of any Debt Commitment Letter or any definitive agreement related to the Debt Financing, in each case, without the Representative's prior written consent, if such assignment, amendment, supplement, replacement, restatement, waiver, substitution, or other modification (A) reduces the aggregate amount of the Debt Financing such that Buyer or the Company would not have aggregate proceeds necessary to complete the transaction, (B) imposes new or additional conditions or otherwise materially and adversely expands, amends or modifies any of the conditions to the receipt of the Debt Financing at the Closing Date, (C) could reasonably be expected to (1) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) or the consummation of the Transactions materially less likely to occur or (2) impair, delay or prevent in any material respect the availability on the Closing Date of all or a portion of the Debt Financing contemplated by the Debt Commitment Letter to be funded on the Closing Date or (D) otherwise materially and adversely affects the ability of Buyer to enforce its rights under the Debt Commitment Letter or to consummate the transactions contemplated by this Agreement; provided, that without the consent of the Representative, Buyer may (x) correct typographical errors, (y) provide for the assignment of a portion of the commitments or obligations under the Debt Commitment Letter to additional agents, arrangers, lenders, bookrunners, syndication agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto (including replacement of a lender) or (z) implement or exercise any of the "market flex" provisions contained in the Debt Commitment Letter.  Upon any such assignment, amendment, supplement, replacement, restatement, waiver, substitution, or other modification of the Debt Commitment Letter in accordance with this Section 6.08, (i) Buyer shall promptly provide complete, correct and executed copies of the same (which shall include any documentation related to any Alternative Financing) to the Representative (including complete, correct and executed copies of all related fee letters, engagement letters, side letters, agreements, contracts and other arrangements)  and (ii) the term "Debt Commitment Letter" shall mean the Debt Commitment Letter as so amended, supplemented or modified.

(iii)In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Commitment Letter (including the "market flex" provisions thereof), Buyer shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event (but not later than the date Buyer is required to consummate the Closing pursuant to Section 3.01), arrange to obtain, negotiate and enter into definitive agreements with respect to, alternative financing from alternative debt sources (the "Alternative Financing") in an amount and on terms sufficient to commence the transactions contemplated by this Agreement and not contain any conditions that would prevent, impede or delay in any material respect the Debt Financing. The obligations under this Section 6.08 shall apply equally to any such Alternative Financing (including any new financing commitments) and all references herein and therein to the Debt Financing shall be deemed to include such Alternative Financing, all references therein to the Debt Commitment Letter or the definitive documents related to the Debt Financing shall include the applicable documents for the Alternative Financing and all references to the Debt Financing Sources shall include the persons providing or arranging the Alternative Financing.

(iv)Buyer will keep the Representative, Arsenal Blocker Seller and the Company reasonably informed on a current and timely basis of the status of Buyer's efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Representative, Arsenal Blocker Seller and the Company, in a reasonable level of detail, with respect to status and proposed closing date. Without limiting the foregoing, Buyer shall give the Representative prompt written notice (and in any event within three (3) Business Days) (A) of any written, or the knowledge of Buyer oral, notice by the lenders of a material breach, default, repudiation, cancellation or termination or if any Person attempts or purports to terminate, cancel or repudiate the Debt Commitment Letter, whether or not such attempted or purported termination, cancellation or repudiation is valid by any party to the Debt Commitment Letter or definitive documents relating to the Debt Financing of which Buyer becomes aware that would reasonably be expected to result in Buyer not receiving the proceeds of the Debt Financing on the Closing Date or any termination of the Debt Commitment Letter, (B) if and when Buyer becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letter will not be available to consummate the Transactions to the extent such unavailability would prevent the consummation of the transactions contemplated by this Agreement or (C) if for any reason Buyer believes in good faith that Buyer will not be able to obtain, or there occurs any event or development that could reasonably be expected to materially and adversely impact the ability of Buyer to obtain, all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing. As soon as reasonably practicable, after the Representative delivers to Buyer a written request, Buyer shall provide any information reasonably requested by the Representative relating to any of the circumstances referred to in this Section 6.08(d).

6.09Arsenal Blocker Note.  Immediately following the Closing, Buyer shall cause Arsenal Blocker to repay the Arsenal Blocker Note in full.

6.10Termination of Certain Executives.  The Company shall terminate the employment of each of the Persons identified on Schedule 6.10, which termination shall be effective at the Effective Time if and only if the Merger is consummated.  The Parties acknowledge that the Surviving Company shall not pay any Executive Severance Payments to any such Persons until such persons have executed a general release of claims against the Company in the form of the general release attached as an annex to the employment agreement with each executive of the Company identified on Schedule 6.10 who has entered into a written employment agreement with Flowchem LLC and, with respect to each executive of the Company identified on Schedule 6.10 who has not entered into a written employment agreement with Flowchem LLC, on substantially the same terms and conditions as the general release to be executed by each of the executives of the Company identified on Schedule 6.10 who have entered into a written employment agreement with Flowchem LLC.

6.11Formation of New Purchaser.  At least five (5) Business Days prior to the Closing, Buyer shall form a new Delaware corporation ("New Purchaser") and shall contribute all of the equity of Merger Sub to New Purchaser. New Purchaser will be formed solely for purposes of consummating the transactions contemplated by this Agreement and shall not incur any Liabilities except in connection with this Agreement and the transactions contemplated hereby. Notwithstanding any provision to the contrary in this Agreement, New Purchaser shall make all payments to the Paying Agent, the Escrow Agent, the Representative or any of the Unitholders which are required to be paid by Buyer pursuant to the terms of this Agreement.

6.12Parachute Payment Waiver.   Prior to the initiation of the requisite stockholder approval procedure under Section 6.13, the Company shall seek to obtain a waiver of the right to receive payments that could constitute "parachute payments" under Section 280G of the Code and regulations promulgated thereunder (a "Parachute Payment Waiver"), from each Person whom the Company reasonably believes is, with respect to the Company, a "disqualified individual" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.13, and who the Company believes might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code.  Prior to soliciting such waivers and approval under Section 6.13, the Company shall provide drafts of such waivers and stockholder approval materials to the Buyer for its review and approval (which approval will not be unreasonably withheld, conditioned or delayed).

6.13280G Stockholder Approval of Arsenal Blocker.  Prior to the Closing Date, upon obtain any Parachute Payment Waivers under Section 6.12, the Company shall use its commercially reasonable efforts to obtain the approval of the Arsenal Blocker Seller in accordance with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to the contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 6.12, might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code.

ARTICLE VII
POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

7.01Further Assurances.  From and after the Closing, upon the reasonable request of any Party and at such Party's expense, any other Party shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

7.02Director and Officer Liability and Indemnification; R&W Policy.

(a)For a period of six (6) years after the Closing, Buyer agrees that it shall indemnify and hold harmless each present and former director and officer of the Company, any of its Subsidiaries and Arsenal Blocker against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company, any of its Subsidiaries or Arsenal Blocker, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws, operating agreement or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).  Without limiting the foregoing, (i) Buyer shall cause the Company, each of its Subsidiaries and Arsenal Blocker (A) to maintain for a period of not less than six (6) years from the Closing provisions in its certificate of incorporation, bylaws, operating agreement and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company's, its Subsidiaries' and Arsenal Blocker's former and current officers, directors, employees and agents that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws, operating agreements and other organizational documents of the Company, such Subsidiary or Arsenal Blocker, as applicable, in each case, as of the date of this Agreement and (B) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (ii) Buyer agrees that any indemnification and advancement of expenses available to any current or former director of the Company, its Subsidiaries or Arsenal Blocker by virtue of such current or former director's service as a partner or employee of any investment fund that is an Affiliate of the Company or Arsenal Blocker prior to the Closing (any such current or former director, a "Sponsor Director") shall be secondary to the indemnification and advancement of expenses to be provided by Buyer, the Company, its Subsidiaries and Arsenal Blocker pursuant to this Section 7.02 and that Buyer, the Company, its Subsidiaries and Arsenal Blocker (A) shall be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 7.02, (B) shall be fully responsible for the advancement of all expenses and the payment of all damages and other liabilities with respect to Sponsor Directors which are addressed by this Section 7.02 and (C) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Director with respect to any matter addressed by this Section 7.02.  Buyer shall assume, and be jointly and severally liable for, and shall cause the Company, its Subsidiaries and Arsenal Blocker to honor, each of the covenants in this Section 7.02.

(b)Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage to provide directors and officers of the Company prior to the Closing with coverage for a period of at least six (6) years after the Closing Date (the "D&O Tail").  Buyer shall not, and shall cause Surviving Company and its Subsidiaries not to, take any action that results in the cancellation or termination of, or amend or otherwise modify, the D&O Tail.  The cost of the D&O Tail shall be borne by Buyer.

(c)During the term of the R&W Policy, Buyer shall not, and shall not permit the Surviving Company or any of its Subsidiaries to, amend, repeal or modify any provision of the R&W Policy which would have any effect on any of the Unitholders without the Representative's prior express written consent.

7.03Access to Books and Records.  From and after the Closing until the six (6)-year anniversary of the Closing Date, Buyer shall, and shall cause the Surviving Company and its Subsidiaries to, provide the Representative and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Surviving Company and its Subsidiaries with respect to periods prior to the Closing Date.  Unless otherwise consented to in writing by the Representative, Buyer shall not permit the Surviving Company or its Subsidiaries, for a period of six (6) years following the Closing Date (or for such longer period that may be required under applicable law), to destroy, alter or otherwise dispose of any books and records of the Surviving Company and its Subsidiaries, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior written notice to the Representative and offering to surrender to the Representative (on behalf of the Unitholders) such books and records or such portions thereof.

7.04Transfer Taxes.  Buyer shall, at the Closing or, if due thereafter, promptly when due thereafter, pay, or cause to be paid, all stamp tax, stock transfer tax, or other similar Tax imposed on Arsenal Blocker, the Company and its Subsidiaries or one or more of the Unitholders as a result of the Transactions (collectively, "Transfer Taxes") and file all Tax Returns with respect thereto.  The Representative (on behalf of the Unitholders) agrees to cooperate with Buyer in the filing of any Tax Returns with respect to the Transfer Taxes.

7.05Employee Benefits.

(a)Buyer acknowledges that it shall, through the Surviving Company and its Subsidiaries, continue the employment of all of the employees of the Company and its Subsidiaries as of the Effective Time (collectively, the "Continuing Employees").  Buyer shall, and shall cause the Surviving Company and its Subsidiaries to, for at least twelve (12) months following the Effective Time, provide or make available to each Continuing Employee (i) base salary or wage rates and incentive opportunities (other than incentive equity opportunities) that are no less than those provided or made available to such Continuing Employee as of immediately prior to the Effective Time and (ii) employee benefits (including severance benefits) that are substantially comparable, in the aggregate, with those provided or made available to Continuing Employees immediately prior to the Effective Time.  Nothing in this Section 7.05(a) will obligate Buyer or the Surviving Company or any of its Subsidiaries to continue (and this Section 7.05(a) will not prevent Buyer or the Surviving Company or any of its Subsidiaries from modifying or terminating) the employment of any such Continuing Employee.  Buyer will be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an "M&A qualified beneficiary" as defined in  Treas. Reg. Sec. 54.4980B-9e.

(b)Buyer or one of its Affiliates will recognize all service of the Continuing Employees to the extent such service is recognized by the Company or its Subsidiaries for all purposes of the employee benefit plans of Buyer or its Affiliates (other than benefit accrual under a defined benefit plan of Buyer or its Affiliates), will allow such Continuing Employees to participate in each plan providing welfare benefits without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Continuing Employee by the corresponding Plans immediately prior to the Closing Date and, if any of the Plans that provide welfare benefits are terminated prior to the end of the plan year that includes the Closing Date, will cause each Continuing Employee to be credited with any expenses that were covered by the Plans during such plan year for purposes of determining deductibles, co-pays and other applicable limits under any replacement plans.

(c)Buyer will cause the Surviving Corporation to continue to credit to each Continuing Employee all vacation and personal holiday pay that such Continuing Employee is entitled to use but has not used as of the Closing Date, including any earned vacation or personal holiday pay to be used in future years, and will assume all liability for the payment of such amounts.

(d)Nothing in this Section 7.05 express or implied, is intended to or shall confer upon any Continuing Employee (or any beneficiary thereof), any right, benefit or remedy under or by reason of this Agreement, and no provision of this Section 7.05 shall constitute an amendment of, or an undertaking to amend, any Plan or any employee benefit plan of Buyer.

7.06Facility Closings, Employee Layoffs.  For a period of ninety (90) days after the Closing Date, neither Buyer nor the Surviving Company will, and neither will permit any of the Surviving Company's Subsidiaries to, terminate employees of the Company or any of its Subsidiaries, except in full compliance with all requirements of the WARN Act.  Buyer and the Surviving Company will, and will cause the Surviving Company's Subsidiaries to, comply with any and all applicable notice or filing requirements under the WARN Act, and will indemnify and hold harmless the Unitholders and each of their Affiliates from any liabilities, losses, damages, obligations, costs or expenses, arising as a result of or related to, in whole or in part, Buyer's or the Surviving Company's actions or omissions under the WARN Act occurring on or after the Closing Date.  For the avoidance of doubt, the indemnification contemplated by this Section 7.06 will not be subject to any of the survival or other limitation or exclusive remedy provisions of ARTICLE XI.

7.07Name Change.  Within ten (10) days after Closing, Buyer shall cause Arsenal Blocker to amend its organizational documents and file such documents as are necessary to change its name to eliminate any reference to "Arsenal Capital Partners," "Arsenal," "ACP" or any derivation thereof from its name.

ARTICLE VIII
TAX COVENANTS

8.01Tax Return Filing.

(a)Representative shall prepare or cause to be prepared all Income Tax Returns of the Company and its Subsidiaries and for Arsenal Blocker for periods ending on or before the Closing Date, in each case, the due date of which (taking into account extensions of time to file) is after the Closing Date (the "Representative Returns").  Representative shall submit each such Representative Return to Buyer at least thirty (30) days prior to the due date (taking into account any extensions) for Buyer's approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)Excluding any Representative Returns, Buyer shall prepare or cause to be prepared all Tax Returns of the Company and its Subsidiaries and for Arsenal Blocker for periods ending on or before the Closing Date and for any Straddle Period, in each case, the due date of which (taking into account extensions of time to file) is after the Closing Date (the "Buyer Returns").  Buyer shall submit each such Buyer Return to the Representative at least thirty (30) days prior to the due date (taking into account any extensions) for the Representative's approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)All Tax Returns prepared under Sections 8.01(a) or (b) shall be prepared and filed in a manner consistent with the past procedures and practices and accounting methods of the Company and its Subsidiaries or Arsenal Blocker, as applicable, and this ARTICLE VIII; provided that, with respect to the preparation and filing of the Tax Returns under this Section 8.01 with respect to Income Taxes, such Tax Returns shall reflect all applicable Transaction Tax Deductions so long as such Transaction Tax Deductions are "more likely than not" deductible (or deductible at a higher confidence level) in the Pre-Closing Tax Period (and, for that purpose, the safe-harbor election of Rev. Proc. 2011-29 (or corresponding state or local election) shall be made on the applicable Tax Return for any success-based fees).  Buyer shall cause the Company and its Subsidiaries and Arsenal Blocker to timely file all Tax Returns prepared pursuant to this Section 8.01.

8.02Pre-Closing Tax Matters.  After the Closing, Buyer and its Affiliates shall not, and Buyer and its Affiliates shall not permit the Company or any of its Subsidiaries or Arsenal Blocker to, (a) other than Tax Returns that are filed pursuant to Section 8.01, file or amend or otherwise modify any Tax Return relating to a Pre-Closing Tax Period, (b) after the date any Tax Return filed pursuant to Section 8.01 is filed, amend or otherwise modify any such Tax Return, (c) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (d) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, or (e) make or initiate any voluntary contact with a Tax Authority (including any voluntary disclosure agreement or similar process) regarding any Pre-Closing Tax Period.

8.03Tax Proceedings.  Notwithstanding any other provision of this Agreement, the Representative shall have the sole right in its discretion to elect to represent (A) the interests of the Company and its Subsidiaries and Arsenal Blocker in any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes regarding any Taxes or any Tax Return filed by the Company or its Subsidiaries or Arsenal Blocker with respect to Pre-Closing Tax Periods (including any settlement or disposition thereof) ("Tax Proceeding"), if Buyer Indemnitees could make a claim against the Indemnification Escrow Amount under this Agreement with respect to such Tax Proceeding and (B) the interests of the Company and its Subsidiaries and its direct and indirect owners in any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes regarding any Taxes or any Tax Return filed by the Company or its Subsidiaries with respect to Pre-Closing Tax Periods (including any settlement or disposition thereof) for any Pass-Through Income Tax Matter (a "PT-Tax Proceeding"); provided, that Buyer shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Representative; provided, further, that the Representative shall not consent to the entry of any judgment, or settle, compromise or discharge any such claim, audit, examination, or administrative or court proceeding without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed) if such action would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company and its Subsidiaries' or Arsenal Blocker.  After the Closing, the Company and its Subsidiaries and Buyer shall promptly notify the Representative in writing upon receiving notice from any taxing authority of the commencement of any such Tax Proceeding or PT-Tax Proceeding, and Buyer shall take all action reasonably necessary (including providing a power of attorney) to enable the Representative to exercise its control rights as set forth in this Section 8.03.

8.04Cooperation.  Buyer, the Company and its Subsidiaries and Arsenal Blocker and the Representative shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the preparation and filing of Tax Returns pursuant to Section 8.01 and any audit, litigation or other proceeding with respect to Taxes and the computation and verification of any amounts paid or payable under Section 8.01 (including any supporting work papers, schedules and documents).  Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Company and its Subsidiaries shall retain all books and records with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any Tax periods and shall abide by all record retention agreements entered into with any taxing authority, and shall give the Representative reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that tax period, and if the Representative so requests, the Company and its Subsidiaries shall allow the Representative to take possession of such books and records rather than destroying or discarding such books and records.

8.05No Code Section 338 or Section 336 Election.  Buyer and its Affiliates shall not make any election under Section 338 or 336 of the Code (or any similar provision under state, local or foreign Law) with respect to the acquisition of Arsenal Blocker pursuant to this Agreement.

8.06Tax Refunds.  After the Closing Date, except to the extent (a) included as an asset in Working Capital as finally determined hereunder, or (b) attributable to the carryback of any loss from a Post-Closing Tax Period to a Pre-Closing Tax Period, Unitholders shall be entitled to all Tax refunds (and Overpayment Credits) received by Buyer or any of its Affiliates, the Company any of its Subsidiaries or Arsenal Blocker for any Pre-Closing Tax Period (including any Tax refunds attributable to the carryback of items under Section 8.07 below); provided that, any such amounts attributable to Arsenal Blocker shall be for the sole benefit of Arsenal Blocker Seller.  Buyer will pay over to the Representative (for further distribution to the applicable Unitholder(s)) any such Tax refund promptly (but in all cases within five (5) Business Days) after actual receipt of such Tax refund (or, in the case of any Overpayment Credits, promptly (but in all cases within five business days) upon filing the applicable Tax Return where such Overpayment Credit is used to reduce Taxes otherwise payable).  To the extent permitted by applicable Law, Buyer shall request a refund (rather than a credit in lieu of a refund) with respect to all Pre-Closing Tax Periods.

8.07Carrybacks.  In connection with the preparation of Tax Returns under Section 8.01, FLX, Inc. and Arsenal Blocker shall elect to carry back any item of loss, deduction or credit from the tax period ending on the Closing Date, including any Transaction Tax Deductions, to prior taxable years to the fullest extent permitted by law (using any available short-form or accelerated procedures (including filing IRS Form 1139 and any corresponding form for applicable state, local and foreign tax purposes) and filing amended Tax Returns to the extent necessary) and to obtain any potential Tax refunds or claims related thereto.

8.08Straddle Period.  To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, Taxes of the Company and its Subsidiaries and Arsenal Blocker, as applicable, based on or measured by income, gross or net sales, or payments or receipts shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date and any other Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis.

8.09Closing of Tax Period.  The Parties shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Company and its Subsidiaries for all Tax purposes, and the Parties agree that the Company shall be treated as terminated under Code Section 708(b)(1)(B).  Buyer shall cause Arsenal Blocker to join Buyer's "consolidated group" (as defined in Treasury Regulation Section 1.1502-76(h)) effective on the day after the Closing Date.  The Parties agree that Buyer and its Affiliates and the Company and its Subsidiaries (a) shall not make an election under Treasury Regulation §1.1502-76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or foreign Law) and (b) shall not apply the "next day" rule of Treasury Regulation § 1.1502-76(b)(1)(ii)(B) with respect to any of the Transaction Tax Deductions.

8.10Tax Treatment of Payments.  All indemnification payments under ARTICLE XI, any adjustment payments pursuant to Section 3.04, any payments of Tax refunds pursuant to Section 8.06 will be deemed adjustments to the Closing Cash Payment, unless otherwise required by Law.

8.11Allocation of Closing Cash Payment.  For federal and applicable state income tax purposes, Buyer and the Representative shall allocate the portion of the Closing Cash Payment other than the Arsenal Blocker Purchase Price (plus any applicable liabilities of the Company and its Subsidiaries) in accordance with the allocation principles set forth on the Allocation Schedule for purposes of determining the portion of the gain or loss recognized upon the sale of the Company Units pursuant to the Merger that is attributable to the Company's "unrealized receivables" and "inventory items" (as such terms are defined in Section 751 of the Code).  Neither Buyer nor the Representative or any holder of Company Units, nor any of their respective Affiliates, shall take any position in any audits, tax returns or otherwise which is inconsistent with such allocation unless required to do so by applicable Law or good faith resolution of a tax contest.

ARTICLE IX
CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB

The obligations of Buyer and Merger Sub to consummate the Transactions are subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in whole or in part by Buyer:

9.01Accuracy of Representations and Warranties.

(a)The representations and warranties set forth in Sections 4.02 and ARTICLE V (other than the Fundamental Representations and the representation and warranty set forth in Section 5.08(b)) shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date shall be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)The Fundamental Representations set forth in Sections 4.02 and ARTICLE V (except for Section 5.04) shall be true and correct in all material respects as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date shall be true and correct in all material respects only as of such date).

(c)The representation and warranty set forth in Section 5.04 shall be true and correct in all respects (other than de minimis exceptions or inaccuracies) as of the Closing Date as though such representation and warranty had been made on and as of the Closing Date.

(d)The representation and warranty set forth in Section 5.08(b) shall be true and correct as of the Closing Date as though such representation and warranty had been made on and as of the Closing Date.

9.02Compliance with Covenants.  The Company and Arsenal Blocker Seller shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

9.03No Adverse Proceeding.  No Proceeding by any Governmental Authority shall be pending against the Company or Arsenal Blocker Seller wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such Transactions to be rescinded.

9.04Consents.  The Company and the other Persons party thereto shall have delivered to the Buyer the consents and approvals specified in Schedule 9.04.

9.05Termination of HSR Waiting Period.  The waiting period under the Hart-Scott-Rodino Act shall have expired or been terminated.

If the Closing occurs, all closing conditions set forth in this ARTICLE IX that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by Buyer and Merger Sub.

ARTICLE X
CONDITIONS TO THE OBLIGATIONS OF THE COMPANY and ARSENAL BLOCKER SELLER

The obligation of the Company and Arsenal Blocker Seller to consummate the Transactions is subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in whole or in part by the Company and the Representative:

10.01Accuracy of Representations and Warranties.

(a)The representations and warranties set forth in Section 4.01 (other than the Fundamental Representations) shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to "materiality," "in all material respects" or "Buyer Material Adverse Effect" and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not, or would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)The Fundamental Representations set forth in Section 4.01 shall be true and correct in all material respects as of the Closing Date.

10.02Compliance with Covenants.  Each of Buyer and Merger Sub shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

10.03R&W Policy.  Buyer shall have delivered evidence to the Representative that the R&W Policy has been issued and bound by the applicable insurer.

10.04No Adverse Proceeding.  No Proceeding by any Governmental Authority shall be pending wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such transactions to be rescinded.

10.05Termination of HSR Waiting Period.  The waiting period under the Hart-Scott-Rodino Act shall have expired or been terminated.

If the Closing occurs, all closing conditions set forth in this ARTICLE X that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by the Company, the Unitholders and the Representative.

ARTICLE XI
SURVIVAL; INDEMNIFICATION

11.01Survival.  All representations and warranties contained in this Agreement shall terminate and be of no further force and effect on the date that is twelve (12) months after the Closing Date (the "Survival Period Termination Date").  All covenants and agreements contained in this Agreement to be performed in whole at or prior to the Closing shall terminate upon the Closing.  All covenants and agreements contained in this Agreement to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, shall survive the Closing for the period specified therein.

11.02General Indemnification.

(a)Subject to the terms of this ARTICLE XI, and except for claims arising out of fraud, from and after the Closing, Buyer and its Subsidiaries (including the Company and its Subsidiaries from and after the Closing) and their respective successors and assigns (the "Buyer Indemnitees") shall be entitled to be indemnified solely from the Indemnification Escrow Fund (and not from the Unitholders or any of their Affiliates) against any Losses arising out of or resulting from any breach of or inaccuracy in the representations and warranties of (i) the Company set forth in ARTICLE V, (ii) Arsenal Blocker Seller set forth in Section 4.02, or (iii)

any breach by the Representative of any of its covenants and agreements contained in this Agreement that survive beyond the Closing Date.

(b)Subject to the terms of this ARTICLE XI, from and after the Closing, Buyer shall indemnify and hold harmless the Unitholders and their respective heirs, successors and assigns (the "Unitholder Indemnitees") from and against any Losses arising out of or resulting from (i) any breach or inaccuracy in the representations and warranties of Buyer or Merger Sub set forth in Section 4.01, or (ii) any breach by Buyer, Merger Sub or the Surviving Company of any of their respective covenants and agreements contained in this Agreement that survive beyond the Closing Date.

(c)The obligations to indemnify and hold harmless pursuant to this Section 11.02 shall survive the consummation of the transactions contemplated hereby for the applicable period set forth in Section 11.01, except for claims for indemnification asserted by written notice to the Representative or Buyer, as applicable, prior to the end of such applicable period (which claims shall survive until final resolution thereof and so long as the party making such claim is contesting such claim in good faith).  Notwithstanding anything in this Agreement to the contrary, except for claims arising out of fraud, all claims for indemnification by any Buyer Indemnitee shall immediately terminate and expire as soon as the Indemnification Escrow Funds available equal zero dollars.

11.03Limitations on Indemnification Obligations.  Notwithstanding anything to the contrary contained herein, the rights to indemnification pursuant to the provisions of Section 11.02 are subject to the following limitations.

(a)With respect to the matters described in Section 11.02(a), the aggregate maximum amount of Losses recoverable by the Buyer Indemnitees shall not, except in cases of fraud (claims for which shall be limited to the portion of the Closing Cash Payment received by each of the Unitholders on a several and not joint basis), exceed the Indemnification Escrow Fund then available (the "Unitholder Cap").

(b)No indemnification under Section 11.02(a)(i) or Section 11.02(a)(ii) shall be available unless and until the aggregate Losses of the Buyer Indemnitees under such section exceed the Indemnification Deductible, in which case, indemnification (solely from the Indemnification Escrow Fund) under such section shall, subject to the Unitholder Cap and other limitations set forth in this Agreement, be available for all Losses in excess of the Indemnification Deductible; provided, however, that the Indemnification Deductible shall not apply to Losses arising from breaches of a Fundamental Representation or Section 5.15(b).  Without limiting the foregoing, the Buyer Indemnitees shall not be entitled to indemnification under Section 11.02(a)(i) or Section 11.02(a)(ii), and no such claim by any Buyer Indemnitees shall be so asserted, if the Losses relating to or resulting from such claim or other claims relating to or resulting from the same facts, events or circumstances are less than $50,000.  For purposes of determining whether or not a breach of a representation or warranty has occurred all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein shall be taken into account, but for purposes of determining Losses hereunder, all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein shall be disregarded.

(c)No indemnification under Section 11.02(b)(i) shall be available unless and until the aggregate Losses of the Unitholder Indemnitees under such section exceed the Indemnification Deductible, in which case, indemnification under such section shall, subject to the limitations set forth in this Agreement, be available for all Losses in excess of the Indemnification Deductible; provided, however, that the Indemnification Deductible shall not apply to Losses arising from breaches of a Fundamental Representation.  Without limiting the foregoing, the Unitholder Indemnitees shall not be entitled to indemnification under Section 11.02(b)(i), and no such claim by any Unitholder Indemnitees shall be so asserted, if the Losses relating to or resulting from such claim or other claims relating to or resulting from the same facts, events or circumstances are less than $50,000.  For purposes of determining whether or not a breach of a representation or warranty has occurred all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein shall be taken into account, but for purposes of determining Losses hereunder, all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein shall be disregarded.

(d)Notwithstanding anything to the contrary in this Agreement, (i) the Buyer Indemnitees shall not be entitled to recover any Losses to the extent reflected or reserved for on the Financial Statements or included in the calculation of any component of the Closing Cash Payment, including any Loss that is included with as a Liability in the calculation of the Working Capital, and (ii) the Buyer Indemnitees shall have no claim under this ARTICLE XI to the extent arising from actions taken or not taken by the Buyer Indemnitees, or any event or occurrence occurring, after Closing.

(e)The Parties acknowledge and agree that the same Loss may be subject to indemnification under more than one subsection of Section 11.02; provided, however, that, in no event shall the Unitholder Indemnitees, on the one hand, or the Buyer Indemnitees, on the other hand, be entitled to duplicative recoveries for the same underlying Loss.

(f)Notwithstanding the foregoing, the Buyer Indemnitees shall not have any right to indemnification with respect to any environmental matter or condition, including arising under Environmental Laws or relating to Hazardous Materials, or any Losses relating thereto, to the extent that: (i) such matter or condition is discovered or detected by any testing, sampling, or other intrusive investigation or any reporting to any Governmental Authority, by or on behalf of any Buyer Indemnitee, including at the Owned Real Property or Leased Real Property, except to the extent such testing, sampling or other intrusive investigation or reporting is (A) affirmatively required to comply with Environmental Law or is directed to be conducted by a Governmental Authority; or (B) necessary to comply with any legal requirements arising out of a judicial order, suit or action or to comply with an order by a Governmental Authority; (ii) arises from or relates to any maintenance, removal or abatement of asbestos or asbestos-containing building materials (other than such asbestos or asbestos containing material in friable form and the condition of which as of Closing requires removal, abatement or encapsulation by a Buyer Indemnitee to comply in all material respects with Environmental Law); or (iii) is caused, accelerated or exacerbated in any material respect by any act or omission by or on behalf of any Buyer

Indemnitee.  Indemnification in favor of Buyer Indemnitees shall be limited to such cost effective action that is reasonably necessary to achieve the minimum applicable remedial standards allowable under Environmental Law for continued industrial use of the relevant property or facility, employing where applicable risk-based remedial standards, land use restrictions and institutional controls, where such standards, restrictions or controls would not unreasonably interfere with ongoing industrial or commercial operations at the relevant property or facility.

(g)Buyer Indemnitees shall not have any right to indemnification under Section 11.02(a) or otherwise under this Agreement with respect to the representations and warranties under Section 4.02(g) and Section 5.15 to the extent such Losses or Taxes (i) are attributable to taxable periods (or portions thereof) beginning after the Closing Date, (ii) are due to the unavailability in any taxable period (or portion hereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute from a taxable period (or portion thereof) ending on or prior to the Closing Date, or (iii) that result from the breach of the covenant in Section 8.02.

(h)The amount of any Loss shall be calculated net of any amounts recovered under any insurance policies or from other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement). The Indemnified Party shall use commercially reasonable efforts to seek recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.  In the event that an insurance or other recovery is received by any Indemnified Party, in each case with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the amount of the recovery shall be made promptly to the Indemnifying Party that made or directed such indemnification payments to such Indemnified Party.

(i)Prior to the Closing, notwithstanding anything to the contrary contained in this Agreement, none of the provisions of this ARTICLE XI shall apply to or limit the Company's and the Unitholders' right to recover from Buyer if Buyer fails to consummate the Transactions.

11.04Matters Involving Third Parties.

(a)If any third party notifies any Party (the "Indemnified Party") of a matter (a "Third Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this ARTICLE XI, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing, describing the claim, the amount thereof (if known and quantifiable) and the basis of the claim; provided, that the failure to so notify the Indemnifying Party shall not limit the indemnification obligations under this Agreement except to the extent that the Indemnifying Party is prejudiced by such failure.

(b)Any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party's expense, and at its option will have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not be entitled to assume the defense or prosecution of a Third Party Claim (unless otherwise agreed to in writing by the Indemnified Party) if (i) the Third Party Claim primarily relates to or arises from any criminal act; (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party as the primary element of such Third Party Claim; or (iii) upon petition by the Indemnified Party, an applicable court rules that the Indemnifying Party failed or is failing to vigorously defend or prosecute such Third Party Claim; provided, further, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party, in which case no consent will be required; provided, further, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim (it being understood, however, that the Indemnifying Party shall control such defense and shall be liable solely for the costs and expenses of counsel of its choice reasonable satisfactory to the Indemnified Party).  An Indemnified Party shall not settle or compromise or consent to the entry of any judgment or admit any liability with respect to any Third Party Claim without the prior written consent of the Indemnifying Party.

(c)The Indemnified Party (i) will not, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), cause or agree to the waiver of the attorney-client privilege, attorney work-product immunity or any other privilege or protection in respect of confidential legal memoranda and other privileged materials drafted by, or otherwise reflecting the legal advice of, internal or outside counsel of an Indemnified Party (the "Subject Materials") relating to such Third Party Claim and (ii) will cooperate with the Indemnifying Party and its counsel in the review, investigation and defense of any such claim or any related claim or counterclaim, shall make available its personnel, and shall provide such testimony and access to its books and records as is reasonably requested by the Indemnifying Party in connection therewith.  In furtherance of the foregoing, each Party mutually acknowledges and agrees, on behalf of itself and its Affiliates, that (1) each shares a common legal interest in preparing for the defense of legal proceedings, or potential legal proceedings, arising out of, relating to or in respect of any actual or threatened Third-Party Claim or any related claim or counterclaim, (2) the sharing of Subject Materials will further such common legal interest, and (3) by disclosing any Subject Materials to and/or sharing any Subject Materials with the Indemnifying Party, the Indemnified Party shall not waive the attorney-client privilege, attorney work-product immunity or any other privilege or protection.  Except with respect to any sharing of Subject Materials as permitted hereunder or as contemplated by any common interest agreement or joint defense agreement entered into by the Parties, the Indemnified Party shall not be required to make available to the Indemnifying Party any information that is subject to an attorney-client or other applicable legal privilege that based on the advice of outside counsel would be impaired by such disclosure or any confidentiality restriction under applicable Law; provided, however, that each Party shall use its commercially reasonable efforts to permit the Indemnifying Party to become party to any joint defense or common interest agreement entered into by an Indemnified Party with any third Person.

(d)Notwithstanding anything in this Agreement to the contrary, as promptly as reasonably practicable following receipt by Buyer of (i) notice of a Third Party Claim, Buyer shall, and shall cause the Company to, retain documents that are then within Buyer's or the

Company's possession or control and reasonably related to such Third Party Claim for a period of time that the Representative reasonably determines, in consultation with Buyer, after taking into account all relevant facts and circumstances related to the Third Party Claim that is the subject of such notice, or (ii) written notice by the Representative of a demand or inquiry by a Governmental Authority, or subpoena or other legal process served by any Person, relating to the Company, Buyer shall, and shall cause the Company to, retain documents that are then within Buyer's or the Company's possession or control and reasonably related to such information, demand or inquiry or such subpoena or other legal process for the time period that the Representative reasonably determines, in consultation with Buyer, after taking into account all relevant facts and circumstances related to such information, demand or inquiry.

11.05Mitigation.  Each party entitled to indemnification shall, and shall cause parties under its control to, take all reasonable steps to mitigate all indemnifiable Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses hereunder, and no payment shall be required to be made to an indemnitee for that portion of any such Loss which is caused by or corresponds to any indemnitee's failure to comply with its mitigation obligations under this Section 11.05.

11.06Exclusive Remedy.

(a)The Parties acknowledge and agree that, except as provided in Section 14.10, or except for claims relating to fraud, after the Closing, the indemnification provisions in this ARTICLE XI shall be the sole and exclusive remedy of the Parties and their Affiliates with respect to any claim related to or arising from this Agreement or any certificate or other instrument delivered pursuant hereto, the negotiation and execution of this Agreement, the performance by the Parties of their respective obligations hereunder, and the Transactions.

(b)Buyer agrees that, except for claims relating to fraud, the sole and exclusive source of recovery and recourse for any money damage claims that any Buyer Indemnitee may have related to or arising from this Agreement or the Transactions shall be the recovery of amounts from the Indemnification Escrow Fund and pursuant to the R&W Policy (subject to the terms of the R&W Policy).  The Adjustment Escrow Amount may only be used to satisfy amounts owed to Buyer pursuant to Section 3.04(b)(iii) and no Buyer Indemnitee shall have any right to make any claim against the Adjustment Escrow Amount for any other purpose.

(c)With respect to any claims that any Buyer Indemnitee may have related to or arising from the breach by a Unitholder of any representations in its Letter of Transmittal, Buyer agrees that any recovery of amounts from the Indemnification Escrow Fund shall be limited to such Unitholder's Unitholder Percentage of the Indemnification Escrow Fund.  In the event that a Buyer Indemnitee successfully recovers any amount from the Indemnification Escrow Fund for a breach by a Unitholder of a representation of such Unitholder in its Letter of Transmittal, then the Representative shall direct the Paying Agent to reduce any future amounts otherwise distributable to such Unitholder from the Indemnification Escrow Fund by the amount of such payment and make appropriate adjustments to the other Unitholders' Unitholder Percentage when distributing the remaining portion of the Indemnification Escrow Fund.

(d)The Parties acknowledge and agree that except in cases of fraud they may not avoid the limitations on liability, recovery and recourse set forth in this ARTICLE XI by (i) seeking damages for breach of contract, tort or pursuant to any other theory or liability, all of which are hereby waived or (y) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties and covenants contained in this Agreement.  Nothing in this Section 11.06 shall prevent or prohibit a Party from seeking and/or obtaining specific performance in accordance with Section 14.10.

11.07Manner of Payment; Escrow.

(a)Any indemnification of Buyer Indemnitees pursuant to this ARTICLE XI shall be effected by wire transfer of immediately available funds from the Indemnification Escrow Funds to an account designated in writing by the applicable Buyer Indemnitees within fifteen (15) days after the final determination thereof.  Any indemnification of Unitholder Indemnitees pursuant to this ARTICLE XI shall be effected by wire transfer of immediately available funds from Buyer or the Surviving Corporation to an account designated in writing by the applicable Unitholder Indemnitee within fifteen (15) days after the final determination thereof.

(b)Any Indemnification Escrow Funds remaining in the Escrow Account as of the Survival Period Termination Date (minus the aggregate amount claimed by the Buyer Indemnitees pursuant to claims validly made against such funds, not fully resolved prior to such date and continuing to be contested in good faith by a Buyer Indemnitee) shall be released to (or as directed by) Representative (for further distribution to the applicable Unitholders).  At any time following the Survival Period Termination Date, to the extent the Indemnification Escrow Funds held in the Escrow Account exceed the aggregate amount claimed by the Buyer Indemnitees pursuant to valid claims made prior to such Survival Period Termination Date, not fully resolved prior to the time of determination and continuing to be contested in good faith by a Buyer Indemnitee, the excess funds shall be promptly released to (or as directed by) Representative (for further distribution to the applicable Unitholders).

(c)Representative and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to make any distributions from the Indemnification Escrow Fund expressly provided for in this Section 11.07.

ARTICLE XII
DEFINITIONS

12.01Defined Terms.  As used herein, the following terms shall have the following meanings:

"ACP Entities" has the meaning set forth in Section 14.14.

"Acquisition Proposal" means any proposal or offer from any Person (other than Buyer,  Merger Sub and their respective accountants, attorneys, consultants, advisors, investment bankers, or other representatives) relating to any merger or recapitalization involving the Company or its Subsidiaries, sale of the Common Units or other equity interests of the Company or its Subsidiaries, any sale of twenty percent (20%) or more of the assets or equity interests of the Company or its Subsidiaries or similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the ordinary course of business), in each case other than the Transactions.

"Adjustment Escrow Account" means the adjustment escrow account established pursuant to the Escrow Agreement.

"Adjustment Escrow Amount" means $750,000.

"Adjustment Escrow Fund" means, as of any date, the amount of funds then held by the Escrow Agent in the Adjustment Escrow Account pursuant to the Escrow Agreement.

"Adjustment Time" means 12:02 a.m. (Houston time) on the Closing Date; provided, however, that, notwithstanding the foregoing, except as set forth in clause (B) of the proviso to the definition of Working Capital, all effects arising from the consummation of the Transactions will be disregarded for the purposes of any determination of the Cash Amount, Funded Debt, Transaction Expenses and Working Capital as of the Adjustment Time.

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person.  For the purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

"Agreement" has the meaning forth in the Preamble.

"Alternative Financing" has the meaning set forth in Section 6.08(d)(iv).

"Anti-Corruption Laws" means all applicable Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 (c.23), or applicable local anti-corruption and bribery Laws in jurisdictions in which the Company is operating.

"Antitrust Conditions" has the meaning set forth in Section 6.02(b).

"Arsenal Blocker" has the meaning set forth in the Recitals.

"Arsenal Blocker Note" means that certain Promissory Note, dated December 6, 2013, from Arsenal Blocker in favor of Arsenal Blocker Seller in the initial principal amount of $17,537,067.18.

"Arsenal Blocker Purchase Price" has the meaning set forth in Section 1.02.

"Arsenal Blocker Seller" has the meaning set forth in the Preamble.

"Arsenal Blocker Shares" has the meaning set forth in the Recitals.

"Arsenal Company Units" has the meaning set forth in the Recitals.

"Authorized Action" has the meaning set forth in Section 14.15(d).

"Bankruptcy and Equity Exceptions" has the meaning set forth in Section 4.01(c).

"Base Amount" means Four Hundred Ninety-Five Million Dollars ($495,000,000).

"Blocker Closing" has the meaning set forth in Section 1.03.

"Blocker Purchase" has the meaning set forth in the Recitals.

"Business Day" means any day, excluding Saturday, Sunday and any other day on which commercial banks in Houston, Texas are authorized or required by law to close.

"Buyer" has the meaning set forth in the Preamble.

"Buyer Indemnities" has the meaning set forth in Section 11.02(a).

"Buyer Material Adverse Effect" means a material adverse effect on the ability of Buyer or Merger Sub to consummate the Transactions and perform all of its obligations hereunder in a timely manner.

"Buyer Returns" has the meaning set forth in Section 8.01(b).

"Cap" has the meaning set forth in Section 11.03(a).

"Cash Amount" means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities, checks, bank deposits, short term investments, restricted cash and security deposits) of the Company and its Subsidiaries as of the Adjustment Time.  For the avoidance of doubt, the Cash Amount shall be calculated (a) net of issued but uncleared checks, bank overdrafts and negative cash balances in other accounts and (b) increased by checks, other wire transfers and drafts which have been received by the Company and its Subsidiaries but not yet cleared, in each case, as of the Adjustment Time.

"Certificate of Merger" has the meaning set forth in Section 2.02.

"Closing" has the meaning set forth in Section 3.01.

"Closing Cash Payment" means the amount equal to (a) the sum of (i) the Base Amount plus (ii) the Cash Amount, plus (iii) the Working Capital Surplus, if any, minus (b) the sum of (i) the outstanding amount of all Funded Debt as of immediately prior to the Closing, plus (ii) the Transaction Expenses Amount, plus (iii) the Escrow Amounts, plus (iv) the Representative Holdback, plus (v) the Working Capital Deficit, if any.

"Closing Date" has the meaning set forth in Section 3.01.

"Closing Statement" has the meaning set forth in Section 3.04(b).

"Code" means the Internal Revenue Code of 1986.

"Common Unit" means a Common Unit of the Company.

"Company" has the meaning set forth in the Preamble.

"Company's Knowledge" means the actual knowledge of Neil Harrop, John Knudsen, David Parker and Manny Silva, after reasonable inquiry of their direct reports.

"Company Units" means all issued and outstanding equity interests of the Company (including the Common Units and PI Units).

"Confidentiality Agreement" has the meaning set forth in Section 6.07.

"Confidential Information" means any trade secret or confidential proprietary information with respect to the Company, including, without limitation, any trade secret or confidential proprietary information included in or embodies in any of the following: methods of operation, products, technology, inventions, trade secrets, know-how, software, marketing methods, sales plans and strategies, suppliers, competitors, markets, market surveys, techniques, research, development, production processes, finances, technical data, policies, strategies, designs, formulas, developmental or experimental work, improvements, discoveries, plans for research or future developments, database schemas or tables, infrastructure, development tools or techniques, training manuals, marketing, distribution and installation plans, processes and strategies, methodologies, business plans, budgets, financial information and data, customer and client information, prices and pricing strategies, costs, fees, customer and client lists and profiles, employee, customer and client nonpublic personal information, supplier lists, business records, audit processes, management methods and information, reports, recommendations and conclusions or other specialized information or proprietary matters as of the Closing Date.  "Confidential Information" does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public other than as a result of a disclosure by such Person not otherwise permissible hereunder, (iii) is or becomes generally available to a Unitholder or its Affiliates on a non-confidential basis from a source other than Buyer or its Affiliates; provided, however, that such source is not known by such Unitholder or its Affiliates to be bound by a confidentiality agreement with, or other obligation of confidentiality to, Buyer or its Affiliates or (iv) is or was independently developed by a Unitholder or its Affiliates without violation of any obligation under Section 6.07.

"Continuing Employees" has the meaning set forth in Section 7.05(a).

"Contract" means any legally binding (written or oral) contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other enforceable arrangement, understanding, undertaking or obligation, including any amendment thereto.

"Debt Commitment Letter" has the meaning set forth in Section 4.01(f).

"Debt Financing" means the amounts that the Debt Financing Sources have agreed to lend pursuant to the Debt Commitment Letter for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses to be incurred by the Buyer in connection therewith, subject only to the terms and conditions set forth in the Debt Commitment Letter.

"Debt Financing Commitment" means the commitment of the Debt Financing Sources pursuant to the Debt Commitment Letter to provide the Debt Financing.

"Debt Financing Sources" means each lender and each other Person (including each agent and arranger) that commits to provide or has otherwise entered into agreements in connection with the Debt Financing.

"Designated Courts" has the meaning set forth in Section 14.09(a).

"Designated Unitholder" means each Unitholder other than Arsenal Blocker Seller.

"DLLCA" has the meaning set forth in the Recitals.

"D&O Tail" has the meaning set forth in Section 7.02(b).

"Effective Time" has the meaning set forth in Section 2.02.

"End Date" has the meaning set forth in Section 6.02(b).

"Environmental Laws" means all applicable Laws, as well as common law or judicial or administrative orders, enacted and in effect on the Closing Date concerning pollution, protection of human health and safety (with respect to exposure to hazardous materials in the environment) or protection of the environment, environmentally sensitive areas or endangered or threatened species, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, control, investigation, monitoring,  remediation, removal or cleanup of any hazardous materials, hazardous substances or wastes.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) which is, or was at the relevant time, treated as, a "single employer" with the Company under Section 414(b), (c), (m), or (o) of the Code.

"Escrow Agent" means Wilmington Trust, N.A., a national banking association.

"Escrow Agreement" means that certain Escrow Agreement with the Escrow Agent, the Representative and Buyer substantially in the form of Exhibit G hereof.

"Escrow Amounts" means the Indemnification Escrow Amount plus the Adjustment Escrow Amount.

"Estimated Closing Cash Payment" has the meaning set forth in Section 3.04(a).

"Estimated Closing Statement" has the meaning set forth in Section 3.04(a).

"Executive Severance Payments" means, with respect to each Person identified on Schedule 6.10, all severance payments required to be paid to such Person upon termination of such Person's employment with the Company and its Subsidiaries, whether pursuant to a written employment agreement with the Company or any of its Subsidiaries or otherwise.

"Financial Statements" has the meaning set forth in Section 5.07(a).

"Firm" has the meaning set forth in Section 3.04(b).

"fraud" means, with respect to a Person, an actual and intentional fraud; provided that such actual and intentional fraud of a Person may only be deemed to exist if (a) such Person had actual knowledge (as opposed to imputed or constructive knowledge) of a material misrepresentation of a representation and warranty expressly set forth in this Agreement, (b) such Person actually intended to make such misrepresentation with the express intent of deceiving Buyer and inducing Buyer to enter into this Agreement and to consummate the Transactions and (c) Buyer has (and was entitled to) relied to its detriment on such material misrepresentation (it being understood that the foregoing shall exclude any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).

"Fundamental Representations" means the representations and warranties set forth in Section 4.01(a) (Status), Section 4.01(b) (Power and Authority), Section 4.01(c) (Enforceability), Section 4.01(e) (No Brokers), the first two sentences of Section 4.02(a) (Status), Section 4.02(b) (Power and Authority), Section 4.02(c) (Enforceability), Section 4.02(e) (Capitalization; Ownership), Section 4.02(f) (Investments), Section 4.02(h) (Holding Company), the first two sentences of Section 5.01 (Corporate Status), Section 5.02 (Power and Authority), Section 5.03 (Enforceability), Section 5.04 (Capitalization; Ownership), Section 5.05(a), the first two sentences of Section 5.05(b) (Subsidiaries) and Section 5.22 (No Brokers).

"Funded Debt" means, as of any applicable time of determination, without duplication, (i) the amount of all indebtedness for borrowed money under any credit facilities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith) of the Company or any of its Subsidiaries, (ii) liabilities of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations of the Company or any of its Subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business, other than the current liability portion of any indebtedness for borrowed money); (iv) all obligations of the Company or any of its Subsidiaries under leases required to be capitalized in accordance with GAAP; (v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, in each case, solely to the extent drawn upon; (vi) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof) and (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, in each case, solely to the extent called upon or drawn; provided that without limiting other liabilities that are not to be included therewith, in no event will Funded Debt include (a) any amounts included in Transaction Expenses, (b) any liabilities related to inter-company debt between the Company and any of its Subsidiaries and any Subsidiary of the

Company and another Subsidiary of the Company, (c) any operating lease obligation, (d) any undrawn surety bonds, letters of credit, banker's acceptance or similar credit transaction or (e) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer's or any of its Affiliates' financing, including obtaining any consent, agreement or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions or otherwise.

"Future Distribution Amount" means any amounts to be distributed to the Paying Agent or the Unitholders pursuant to the Escrow Agreement, Section 3.04(b), Section 8.06, ARTICLE XI or Section 14.15.

"GAAP" means United States generally accepted accounting principles.

"Government Official" means any officer or employee of a Governmental Authority, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any Governmental Authority or public organization.

"Governmental Authority" means any United States or non-United States, federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court or regulatory or administrative body, including any arbitrator.

"Hart-Scott-Rodino Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"Hazardous Materials " means any substance, material or waste that is regulated because of its dangerous or deleterious effect or potential effect on the environment or human health through environmental exposure or that is defined as "toxic substance,"  "hazardous waste," "solid waste," "hazardous material," "industrial waste," "pollutant" or "contaminant" under applicable Environmental Laws due to its dangerous or deleterious properties or characteristics, and includes without limitation petroleum or any fraction thereof, natural gas, natural gas liquids, synthetic gas, asbestos or asbestos containing materials.

"Indemnification Deductible" means $2,475,000.

"Indemnification Escrow Account" means the indemnification escrow account established pursuant to the Escrow Agreement.

"Indemnification Escrow Amount" means an amount equal to $2,475,000.

"Indemnification Escrow Fund" means, as of any date, the amount of funds then held by the Escrow Agent in the Indemnification Escrow Account pursuant to the Escrow Agreement.

"Income Tax Return" means all Tax Returns filed or required to be filed with any Taxing Authority with respect to Income Taxes including with respect to any Pass-Through Income Tax Matter.

"Income Taxes" means Taxes imposed on, or determined by reference to, net income.

"Indemnified Party" has the meaning set forth in Section 11.04(a).

"Indemnifying Party" has the meaning set forth in Section 11.04(a).

"Insurance Policies" has the meaning set forth in Section 5.16.

"Intellectual Property" means all copyrights, patents, trademarks, trade names, trade styles, logos, product designations and service marks, domain names, and all applications (pending or in process) and registrations therefor, and licenses thereof, rights in software, and URLs and all internet sites and protocol addresses, and all related documentation, and proprietary information including, without limitation, trade secrets.

"Interim Financial Statements" has the meaning set forth in Section 5.07(a).

"Key Customer" has the meaning set forth in Section 5.21(a).

"Key Supplier" has the meaning set forth in Section 5.21(b).

"Latest Balance Sheet" has the meaning set forth in Section 5.07(a).

"Law" means any foreign, U.S. federal, provincial, state, local or other statute, law, rule, regulation, ordinance, treaty, constitution, rule of common law, code, or governmental requirement of any kind, domestic or foreign, and the rules, regulations, Permits, orders, judgments, rulings, injunctions, decrees and standards of any Governmental Authority promulgated, enacted, adopted or applied thereunder in effect on the date hereof, in each case whether of the United States, any of its possessions or territories, or of any foreign nation.

"Leased Real Property" has the meaning set forth in Section 5.11(b).

"Letter of Transmittal" has the meaning set forth in Section 2.08(b).

"Liability" has the meaning set forth in Section 5.07(b).

"Lien" means any lien, mortgage, deed of trust, pledge, security interest, easement or other material encumbrance, but excluding restrictions on transfer generally arising under federal and state securities Laws.

"Loss" means, with respect to any Person, any actual damage, liability, demand, claim, action, cause of action, cost, deficiency, penalty, fine or other actual loss or out-of-pocket expense (including reasonable attorneys' fees), whether or not arising out of a third party claim, against or affecting such Person; provided, that the Parties agree that "Loss" shall not include any special or punitive damages.

"Material Adverse Effect" means any state of facts, event, effect or development individually or in the aggregate with any such other facts, events, effects or developments that would reasonably be expected to have a material adverse effect upon the financial condition, business or operating results of the Company and its Subsidiaries taken as a whole; provided that none of the following (or the results thereof), either alone or taken together with other facts, events, effects or developments, will constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change or condition that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (ii) any national or international political, regulatory or social conditions, including any acts of terrorism, sabotage, cyber-attack, military action, declaration of a national emergency or war (whether or not declared), or any escalation or worsening thereof, (iii) conditions generally affecting the United States or worldwide economy or credit, currency, oil, financial, banking, securities or capital markets (including any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions or any disruption thereof and any decline in the price of any security, commodity or market index), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God, whether or not caused by any Person, or any national or international calamity or crisis, (v) changes or prospective changes in GAAP, (vi) changes or prospective changes in Laws or the enforcement thereof or any action required to be taken under any Law by which the Company or its Subsidiaries (or any of their respective assets or properties) is bound, (vii) (a) the taking of any action required by this Agreement or taken at the written request of Buyer or its Affiliates, (b) the failure to take any action if such action is prohibited by this Agreement, (c) Buyer's failure to consent to any of the actions restricted in Section 6.03 or (d) the negotiation or execution of this Agreement or any Transaction Document or announcement, pendency or consummation of this Agreement or the Transactions or the identity, nature or ownership of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any of its or their business relations or employees, (viii) any failure, in and of itself, to meet any budgets, projections, forecasts, estimates, plans, predictions, guidance, milestones, revenue, earnings or performance metrics or operating statistics or the inputs into such items (whether or not shared with Buyer or its Affiliates or representatives) (but, for the avoidance of doubt, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect), or (ix) the effect of any action taken by Buyer or its Affiliates with respect to the Transactions or the financing thereof, except in the case of the foregoing clauses (i) through (iv), to the extent such facts, events, changes, effects, results, occurrences, circumstances or developments have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants engaged in the industries and geographies in which they operate.

"Material Contracts" has the meaning set forth in Section 5.19(a).

"Merger" has the meaning set forth in the Recitals.

"Merger Sub" has the meaning set forth in the Preamble.

"New Purchaser" has the meaning set forth in Section 6.11.

"Objection Disputes" has the meaning set forth in Section 3.04(b).

"Objection Statement" has the meaning set forth in Section 3.04(b).

"Operating Agreement" means that Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 6, 2013.

"Overpayment Credits" means any overpayment of Taxes from a Pre-Closing Tax Period applied to reduce Taxes in a tax period beginning after the Closing Date.

"Owned Real Property" has the meaning set forth in Section 5.11(c).

"Parachute Payment Waiver" has the meaning set forth in Section 6.12.

"Party" or "Parties" has the meaning set forth in the Preamble.

"Pass-Through Income Tax Matter" means any matter relating to the determination of income taxes with respect to the operations of the business of the Company and its Subsidiaries if any of Unitholders (or their direct and indirect owners) would be liable as a matter of Law for such income taxes (e.g., the income tax liability for items of income, gain, loss, deduction and credit passed-through to owners with respect to a partnership for federal or applicable state and local income tax purposes).

"Paying Agent" has the meaning set forth in Section 2.08(a).

"Payoff Letters" has the meaning set forth in Section 3.02(e).

"Per Unit Portion" means, with respect to a Common Unit or a PI Unit (as the case may be) outstanding immediately prior to the Blocker Closing, the amount of the Estimated Closing Cash Payment or any Future Distribution Amount (as the case may be) payable to a holder of such Unit pursuant to Section 4.1 of the Operating Agreement (as applicable) if such Estimated Closing Cash Payment or such Future Distribution Amount (as the case may be) was a Distribution made pursuant to Section 4.1 of the Operating Agreement to all Units outstanding immediately prior to the Blocker Closing.

"Permits" has the meaning set forth in Section 5.17.

"Permitted Liens" means (i) any restriction on transfer arising under applicable securities Laws, (ii) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings for which reasonably adequate reserves have been established on the books of the Company and its Subsidiaries, (iii) customary Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (iv) Liens relating to Funded Debt included in the calculation of the Closing Cash Payment pursuant to this Agreement, (v) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money for amounts not yet overdue, none of which materially impacts the current use of the affected property, (vi) mechanics Liens and similar Liens for labor, materials, or supplies arising in the ordinary course of business for amounts not yet overdue, (vii) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or the Owned Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Leased Real Property or Owned Real Property and which are not violated in any material respect by the current use and operation of such Leased Real Property or Owned Real Property or the operation of the business of the

Company and its Subsidiaries, (viii) rebates, refunds and other discounts to payors in the ordinary course of business, (ix) easements, servitudes, covenants, conditions, restrictions, and other similar non-monetary matters affecting title to any assets of the Company or any of its Subsidiaries and other title defects that do not materially impair the use or occupancy of such assets, (x) with respect to the Leased Real Property, all Liens which are suffered or incurred by the fee owner, any superior lessor, sublessors or licensor, or any inferior lessee, sublessee or licensee, (xi) non-monetary Liens in respect of all matters set forth on title policies or surveys made available by the Company to Buyer prior to the date of this Agreement that do not materially impair the use or occupancy of such assets, (xii) licenses to Intellectual Property granted in the ordinary course of business consistent with past practice, (xiii) other Liens that are not material to the Company and its Subsidiaries taken as a whole, (xiv) Liens that will be terminated at or prior to the Closing and (xv) Liens set forth on Schedule 12.01.

"Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

"PI Unit" means a PI Unit (as defined in the Operating Agreement) of the Company.

"Plans" has the meaning set forth in Section 5.14(a).

"Post-Closing Tax Period" means any taxable period or portion of a taxable period that is not a Pre-Closing Tax Period.

"Pre-Closing Tax Period" means any taxable periods ending on or before the Closing Date and, for any Straddle Period, the portion through the end of the Closing Date.

"Proceeding" means any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Government Authority or arbitrator.

"Protected Seller Communications" has the meaning set forth in Section 14.16.

"PT-Tax Proceeding" has the meaning set forth in Section 8.03.

"Release" means the depositing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, dispersing, leaching, dumping or disposing.

"Representative" has the meaning set forth in Section 14.15(a).

"Representative Holdback" means $150,000.

"Representative Returns" has the meaning set forth in Section 8.01(a).

"Required Information" means the financial statements required by Sections 2(c)(3) and (4) of Exhibit B (the Conditions Annex) of the Debt Commitment Letter.

"R&W Policy" means a representations and warranties insurance policy issued in the name of Buyer, reasonably acceptable to Buyer and the Representative, the cost of which shall be paid entirely by Buyer.

"Schedules" means the disclosure schedules to this Agreement delivered by the Company to Buyer.

"SEC" has the meaning set forth in Section 14.14.

"SEC Filings" has the meaning set forth in Section 6.04(c).

"Securities Act" means the Securities and Exchange Act of 1933.

"Seller Group" has the meaning set forth in Section 14.16.

"Sponsor Director" has the meaning set forth in Section 7.02(a).

"Straddle Period" means any taxable period that includes, but does not end on, the Closing Date.

"Subject Materials" has the meaning set forth in Section 11.04(c).

"Subsidiary" or "Subsidiaries" of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity or ownership interests, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

"Survival Period Termination Date" has the meaning set forth in Section 11.01.

"Surviving Company" has the meaning set forth in Section 2.01.

"Tax Proceeding" has the meaning set forth in Section 8.03.

"Tax Return" means any return, claim for refund, report, statement or information return relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

"Taxes" means all federal, provincial, territorial, state, municipal, local, domestic, foreign or other taxes, imposts, and assessments including ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unemployment, use, value added, windfall profits, and withholding, together with any interest, additions, fines or penalties with respect thereto and any interest in respect of such additions, fines or penalties.

"Taxing Authority" means the Internal Revenue Service and any other Governmental Authority that has the right to impose Taxes on the Company or any of its Subsidiaries.

"Third Party Claim" has the meaning set forth in Section 11.04(a).

"Transaction Consideration" means an amount equal to Estimated Closing Cash Payment, plus the aggregate amount of all Future Distribution Amounts actually paid to Unitholders.

"Transaction Documents" has the meaning set forth in Section 14.02.

"Transaction Expenses" means, to the extent not paid by the Company or its Subsidiaries prior to the Closing, the amount of (i) all fees, costs and expenses (including legal, accounting, investment banking, broker's, finder's and other professional or advisory fees and expenses) of the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any Subsidiary in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the Transactions (but excluding any such fees costs and expenses incurred by the Company or its Subsidiaries in connection with Buyer's, Merger Sub's or their respective Affiliates' financing for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer, Merger Sub or their respective Affiliates in connection with the Transactions), (ii) all bonus, incentive and similar change in control or retention payments payable to employees, officers or directors which become payable or due as a result of the Transactions and only if triggered without any further action by the Company, its Subsidiaries or their respective Affiliates on or following the Closing (including any termination of employment), and (iii) all Executive Severance Payments.  For the avoidance of doubt, "Transaction Expenses" shall include fees and expenses payable to Arsenal Capital Management LP or its Affiliates pursuant to, and in connection with the termination of, that certain Management Agreement, dated as of December 6, 2013 to which the Company is a party, and shall exclude all costs related to the D&O Tail and the R&W Policy.

"Transaction Expenses Amount" means an amount equal to all Transaction Expenses that have not been paid prior to the Closing Date, whether or not the Company or any of its Subsidiaries has been billed for such expenses.

"Transaction Tax Deductions" means any deductions that would result from or be attributable to the Transactions (including the write-off of deferred financing fees, costs and expenses, the payment of any transaction related fees, costs or expenses and/or bonuses (or similar amounts), and the payment of Funded Debt or any Transaction Expenses, including all Executive Severance Payments) and, for such purpose, the parties agree to apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of deductions attributable to the payment of any success based fees within the scope of such revenue procedure.

"Transactions" means the transactions contemplated by this Agreement and the other Transaction Documents, including the Blocker Purchase and the Merger.

"Transfer Taxes" has the meaning set forth in Section 7.04.

"Unitholder" means Arsenal Blocker Seller and each holder of record of Company Units (other than Arsenal Blocker).

"Unitholder Consent" has the meaning set forth in the Recitals.

"Unitholder Indemnitees" has the meaning set forth Section 11.02(b).

"Unitholder Percentage" means, with respect to each Unitholder, a percentage equal to the aggregate dollar amount of Transaction Consideration (or, in the case of Arsenal Blocker Seller, the aggregate dollar amount of the Arsenal Blocker Purchase Price) actually received by such Unitholder, divided by the aggregate amount of Transaction Consideration (including the Arsenal Blocker Purchase Price) actually paid to all Unitholders.

"WARN Act" means the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law.

"Working Capital" means, as of the Adjustment Time, (a) the current assets of the Company and its Subsidiaries, minus (b) the current liabilities of the Company and its Subsidiaries, in each case calculated on a combined basis, after eliminating any intercompany amounts; provided that (A) Working Capital shall exclude the Cash Amount, any Funded Debt or any Transaction Expenses, and (B) any liability for Income Taxes included in Working Capital shall be calculated by taking into account all Transaction Tax Deductions that are "more likely than not" deductible (or deductible with a higher confidence level) in a Pre-Closing Tax Period.  For the avoidance of doubt, and subject to Section 3.05(a), the determination of Working Capital shall take into account only the same line items set forth on Exhibit H (and with the exclusions and adjustments set forth on Exhibit H) and shall otherwise be determined or calculated on a basis consistent with, and using the same accounting methodologies, principles and procedures applied in preparing, the Latest Balance Sheet.  The Parties agree that the purpose of calculating the Working Capital hereunder is to measure changes in Working Capital without the introduction of new or different accounting methodologies.

"Working Capital Deficit" means the amount (if any) by which the Working Capital is less than $15,500,000.

"Working Capital Surplus" means the amount (if any) by which the Working Capital is greater than $17,500,000.

"Year-End Financial Statements" has the meaning set forth in Section 5.07(a).

12.02Other Definitional Provisions.

(a)All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

(b)Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)All references to "$" in this Agreement shall be deemed references to United States dollars.

(d)Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP.  To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

ARTICLE XIII
TERMINATION

13.01Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)by mutual written consent of Buyer and the Company;

(b)by Buyer, if:

(i)there has been a material violation or material breach by the Company or Arsenal Blocker Seller of any covenant, representation or warranty contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligations of Buyer and Merger Sub to complete the Closing and (A) such material violation or material breach has not been waived by Buyer; (B) Buyer has provided written notice to the Company and the Representative of such material violation or material breach and its intent to terminate this Agreement pursuant to this Section 13.01(b); and (C) the Company or Arsenal Blocker Seller, as applicable, has not cured such material violation or material breach within fifteen (15) Business Days (or by the End Date, if sooner) after receiving written notice thereof from Buyer; provided, however, that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 13.01(b)(i) if there has been a material violation or material breach by Buyer which has prevented or would prevent satisfaction of any condition to the obligations of the Company or Arsenal Blocker Seller set forth in Sections 10.01 or 10.02; or

(ii)the Transactions have not been consummated by the End Date; provided, however, Buyer shall not be entitled to terminate this Agreement pursuant to this Section 13.01(b)(ii) if Buyer's or Merger Sub's breach of this Agreement or willful conduct has substantially contributed to the failure of, or has prevented, the consummation of Transactions to occur by the End Date;

(c)by the Company or the Representative, if:

(i)there has been a material violation or material breach by Buyer or Merger Sub of any covenant, representation or warranty contained in this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of the Company or Arsenal Blocker Seller to complete the Closing and (A) such material violation or material breach has not been waived by the Company and the Representative; (B) the Company or the Representative has provided written notice to Buyer of such material violation or material breach and its intent to terminate this Agreement pursuant to this Section 13.01(c); and (C) Buyer or Merger Sub has not cured such material violation or material breach within fifteen (15) Business

Days (or by the End Date, if sooner) after receiving written notice thereof from the Company or the Representative (provided, however, neither a breach by Buyer of Section 4.01(f), nor the failure of Buyer to make any payment required by Section 3.02, shall be subject to cure hereunder unless otherwise agreed to in writing by the Company and the Representative); provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 13.01(c)(i) if there has been a material violation or material breach by the Company or Arsenal Blocker Seller which has prevented or would prevent satisfaction of any condition to the obligations of Buyer set forth in Sections 9.01 or 9.01(a); or

(ii)the Transactions have not been consummated by the End Date; provided, however, the Company shall not be entitled to terminate this Agreement pursuant to this Section 13.01(c)(ii) if the Company's breach of this Agreement or willful conduct has substantially contributed to the failure of, or has prevented, the consummation of the Transactions to occur by the End Date;

(d)subject to Section 3.01(a), by the Company upon written notice to Buyer if (i) the conditions set forth in ARTICLE IX have been satisfied (other than those conditions that by their nature only can be satisfied at Closing, provided that each such condition is capable of being satisfied if the Closing were to occur at such time), and (ii) the Company and Arsenal Blocker Seller deliver notice that they are prepared to complete the Closing, and (iii) Buyer does not complete Closing within two (2) Business Days;

(e)subject to Section 3.01(a), by the Buyer upon written notice to Company if (i) the conditions set forth in ARTICLE X have been satisfied (other than those conditions that by their nature only can be satisfied at Closing, provided that each such condition is capable of being satisfied if the Closing were to occur at such time), and (ii) the Buyer and Merger Sub deliver notice that they are prepared to complete the Closing, and (iii) the Company and Arsenal Blocker Seller do not complete Closing within two (2) Business Days; or

(f)by either Buyer or the Company, if any Governmental Authority shall have enacted, promulgated, issued, entered or enforced any injunction, judgment, order or ruling permanently enjoining, restraining or prohibiting the Transactions, which shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 13.01(d) shall not be available to any Party whose failure to fulfill any obligation or condition under this Agreement has been the cause of, or resulted in, such injunction, judgment, order or ruling.

13.02Effect of Termination.  If any Party validly terminates this Agreement pursuant to Section 13.01, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party, except that this ARTICLE XIII, ARTICLE XIV and the Confidentiality Agreement, which each shall survive the termination of this Agreement as applicable and in accordance with their terms; provided, that (a) the termination of this Agreement (including, but not limited to, any termination pursuant to Sections 13.01(b)(ii) or 13.01(c)(ii)) shall in no way limit any claim by a Party that another Party willfully and intentionally breached the terms of this Agreement prior to or in connection with such termination nor shall such termination limit the right of such non-breaching Party to seek all other remedies available at law or equity, (b) the Companyshall be liable for all losses or damages for a failure of the Company to consummate the Transactions when required pursuant to this Agreement if the conditions set forth in ARTICLE X have been satisfied or waived by the Company (other than those conditions that have not been waived by the Company that by their nature only can be satisfied at Closing, provided that each such condition is capable of being satisfied if the Closing were to occur at such time), and (c) Buyer and Merger Sub shall be liable for all losses or damages for a failure of Buyer or Merger Sub to consummate the Transactions when required pursuant to this Agreement if the conditions set forth in ARTICLE IX have been satisfied or waived by Buyer (other than those conditions that have not been waived by Buyer that by their nature only can be satisfied at Closing, provided that each such condition is capable of being satisfied if the Closing were to occur at such time), including payment of all amounts required to be paid in connection with the Transactions whether or not Buyer and Merger Sub have sufficient funds available to consummate the Transactions or pay any required amounts hereunder.  In determining losses or damages recoverable upon termination by a Party for another Party's breach, the Parties acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such Party or, in the case of the Company, the Unitholders (taking into consideration relevant matters, including other opportunities and the time value of money), which shall be deemed to be damages of such Party.

ARTICLE XIV
GENERAL PROVISIONS

14.01Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, one (1) day after deposit with Federal Express or similar overnight courier service, upon transmission by facsimile or electronic mail if successfully transmitted during normal business hours and, if not, the next business day after successful transmission or three (3) days after being mailed by first class mail, return receipt requested.  Notices, demands and communications to Buyer and the Company shall, unless another address is specified in writing, be sent to the addresses indicated below:

(a)	if to Buyer, Merger Sub and/or the Surviving Corporation (after the Effective Time) to:

KMG Chemicals, Inc.
300 Throckmorton Street, Floor 19
Fort Worth, Texas 76102
Email: cfraser@kmgchemicals.com
Attention: President & CEO

with a copy (which notice shall not constitute notice) to:

Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Email: Bill.Nelson@HaynesBoone.com
Attention: William B. Nelson, Esq.

(b)	if to the Company (prior to the Effective Time) to:

Flowchem Holdings LLC
20333 Blinka Road
Waller, TX 77484
	Attention:	John Knudsen IV
	Facsimile:	(936) 372-0058
	Email:	jknudsen@flowchem-dra.com

with a copy (which notice shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
	Attention:	Ted M. Frankel, P.C.
Jeffrey A. Fine, P.C.
	Facsimile:	(312) 862-2200
	Email:	ted.frankel@kirkland.com
jeffrey.fine@kirkland.com

(c)	if to Arsenal Blocker Seller to:

Arsenal Capital Partners III-B LP
c/o Arsenal Capital Management LP
100 Park Avenue
31st Floor
New York, NY 10017
	Attention:	John Televantos
Timothy Zappala
Roy Seroussi
	Facsimile:	(212) 771-1718
	Email:	jtelevantos@arsenalcapital.com
tzappala@arsenalcapital.com
rseroussi@arsenalcapital.com

with a copy (which notice shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
	Attention:	Ted M. Frankel, P.C.
Jeffrey A. Fine, P.C.
	Facsimile:	(312) 862-2200
	Email:	ted.frankel@kirkland.com
jeffrey.fine@kirkland.com

(d)	if to the Representative to:

ACP Flowchem LLC
c/o Arsenal Capital Management LP
100 Park Avenue
31st Floor
New York, NY 10017
	Attention:	John Televantos
Timothy Zappala
Roy Seroussi
	Facsimile:	(212) 771-1718
	Email:	jtelevantos@arsenalcapital.com
tzappala@arsenalcapital.com
rseroussi@arsenalcapital.com

with a copy (which notice shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
	Attention:	Ted M. Frankel, P.C.
Jeffrey A. Fine, P.C.
	Facsimile:	(312) 862-2200
	Email:	ted.frankel@kirkland.com
jeffrey.fine@kirkland.com

14.02Entire Agreement.  This Agreement (including the Exhibits and Schedules attached hereto), the Certificate of Merger, the Escrow Agreement, the Letters of Transmittal and the certificates of the Parties delivered pursuant to Section 3.03 (collectively, the "Transaction Documents"), contain the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter, other than the Confidentiality Agreement.  The Exhibits and Schedules constitute a part hereof as though set forth in full above.

14.03Expenses.  Except as otherwise provided herein, the Parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement.

14.04Amendment; Waiver.  This Agreement may not be modified, amended, supplemented, cancelled or discharged, except by written instrument executed by Buyer, the Company and the Representative.  No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege.  No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties.  No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Notwithstanding the foregoing, Sections 14.04, 14.05, 14.08, 14.09, 14.10 and 14.18 shall not be amended in a manner that is adverse in any respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.

14.05Binding Effect; Assignment.  The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and assigns.  Nothing expressed or implied herein or therein shall be construed to give any other person any legal or equitable rights hereunder.  Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by the Parties hereto without the prior written consent of the other Parties, except for Sections 14.04, 14.05, 14.08, 14.09, 14.10, and 14.18, which are intended to benefit and to be enforceable by the Debt Financing Sources (it being understood that the Debt Financing Sources shall be third-party beneficiaries of such provisions); provided, that Buyer and Merger Sub may, without the consent of any other party, assign their rights hereunder for collateral security purposes to any Debt Financing Source providing financing to Buyer.

14.06Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail transmission of a ".pdf" or other similar data file shall be effective as delivery of a manually executed counterpart to this Agreement.

14.07Interpretation; Schedules.  When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."  Words of one gender shall be held to include the other gender as the context requires.  The word "or" shall not be exclusive.  The words "herein," "hereof," "hereunder" or "hereby" and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.  The headings contained herein and on the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules.  Unless otherwise specified herein, references to any statute, listing rule, rule, standard, regulation or other law include a reference to the corresponding rules and regulations and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.  References to any section of any statute, listing rule, rule, standard, regulation or other law include any successor to such section.  References to any Contract (including this Agreement) or organizational document are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time, unless otherwise stated, and any description of any Contract, plan, instrument, document or other item set forth on a Schedule is a summary only and is qualified in its entirety by the terms of such Contract, plan, instrument, document or other item.  References to any Person include such Person's predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise, and permitted assigns.  Any information set forth in one section of the Schedules will be deemed to apply to other sections of the Schedules to the extent its relevance to such other section is reasonably apparent from the face of such disclosure (notwithstanding the omission of a reference or cross-reference thereto).  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included, are or are not required to be disclosed, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Schedule hereto is or is not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material) or that the amounts, or higher or lower amounts, or the items so included, are within or outside the ordinary course of business.  No information set forth in the Schedules will be deemed to broaden in any way the scope of the Parties' representations and warranties.  The information contained in the Schedules hereto is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

14.08Governing Law; Interpretation.  This Agreement shall be construed in accordance with and governed for all purposes by the internal substantive Laws of Delaware applicable to contracts executed and to be wholly performed within Delaware. Notwithstanding anything to the contrary contained in the foregoing, all disputes against any Debt Financing Source under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise (including any dispute arising out of or relating in any way to the Debt Financing Commitment), shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within such State, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

14.09Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial.

(a)Any Proceeding against Buyer, Merger Sub, the Company, any of the Unitholders, the Surviving Company or the Representative or arising out of, or with respect to, this Agreement or any judgment entered by any court in respect thereof shall be brought exclusively in the state or federal courts located in New Castle County in the State of Delaware (the "Designated Courts"), and the Parties hereto accept the exclusive jurisdiction of the Designated Courts for the purpose of any Proceeding.  Each Party agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such Party in accordance with Section 14.01 shall be effective service of process for any action, suit or proceeding brought against such Party in any such court.  Buyer and Merger Sub hereby designate the individual listed in Section 14.01(a) to whom notice may be given on behalf of Buyer and Merger Sub as their true and lawful agent upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Company, the Representative or any of the Unitholders.  The Company and the Representative (on behalf of the Unitholders) hereby designate the individual listed in Section 14.01(b) to whom notice may be given on behalf of the Company and the Representative (on behalf of the Unitholders) as their true and lawful agent upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of Buyer and Merger Sub. Notwithstanding anything to the contrary contained in this Agreement, each Party hereby agrees that it will not and it will not permit any of its Affiliates and its and their officers, directors, members, partners, managers and employees to bring or support any action, cause of action, claim, cross-claim or Third Party Claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement, the Debt Financing Commitment, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing Commitment, the performance thereof or the Debt Financing, in any forum other than the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and that the provisions of Section 14.09(c) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third party claim.

(b)In addition, each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any Proceeding arising out of or relating to this Agreement in any Designated Court or any judgment entered by any of the Designated Courts and hereby further irrevocably waives any claim that any Proceedings brought in the Designated Courts has been brought in an inconvenient forum.

(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS AGREEMENT, THE DEBT FINANCING COMMITMENT, THE PERFORMANCE THEREOF AND THE DEBT FINANCING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 14.09.  EITHER PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

14.10Specific Performance.  Each of the Parties agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Buyer, the Company and the Unitholders would be irreparably harmed if any of the provisions of the Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event.  Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at Law, a non-breaching Party shall be entitled to injunctive relief without the posting of any bond to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof.  Each Party further waives any defense that a remedy at Law would be adequate in any action or Proceeding for specific performance or injunctive relief hereunder. For the avoidance of doubt, in no event shall Company be entitled to seek any remedy of specific performance or other equitable remedies directly against any Debt Financing Source.

14.11Arm's Length Negotiations; Drafting.  Each Party herein expressly represents and warrants to the other Parties that before executing this Agreement, said Party has fully informed itself of the terms, contents, conditions and effects of this Agreement; said Party has relied solely and completely upon its own judgment in executing this Agreement; said Party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, which is the result of arm's length negotiations conducted by and among the Parties and their respective counsel.  This Agreement shall be deemed drafted jointly by the Parties and nothing shall be construed against one Party or another as the drafting Party.

14.12Time.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

14.13Made Available.  The phrase "made available to Buyer" or similar phrases as used in this Agreement shall mean that the subject documents were either posted to the virtual data room maintained by the Company or its representatives or delivered to Buyer or its accountants, attorneys or other agents.

14.14Confidentiality; Publicity.  Except as may be required by Law, or as otherwise permitted or expressly contemplated herein, no Party or its respective Affiliates, employees, agents and representatives shall disclose to any third party the existence of this Agreement or the subject matter or terms hereof without the prior consent of the other Party hereto; provided, however, that Arsenal Capital Partners LP and its Affiliates (collectively, the "ACP Entities") shall be permitted to (a) disclose such information to their attorneys, advisors, representatives, members or investors and (b) disclose and use such information in connection with enforcing their rights and fulfilling their obligations under this Agreement or any other agreement entered into in connection with this Agreement.  No press release or public announcement related to this Agreement or the Transactions, or prior to the Closing, any other announcement or communication to the customers or suppliers of the Company and its Subsidiaries, shall be issued or made by any Party without the approval of the other Party, unless required by Law (in the reasonable opinion of counsel) in which case the other Party shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication.  Notwithstanding the foregoing or Section 6.07, nothing in this Agreement shall restrict the ability of any of the ACP Entities from providing (i) the financial results achieved by any of the ACP Entities with respect to their beneficial interest in the Company and its Subsidiaries or (ii) a description of the Company and its Subsidiaries (including their financial performance, and the ACP Entities' investment and role therein), and such other information as the ACP Entities provide to third parties in the ordinary course of their business to the current or prospective limited partners, financing sources or other business associates of the ACP Entities and their respective advisors in the ordinary course of business.  The Parties understand that this Agreement and a Form 8-K describing the Transactions will be filed by the Buyer with the Securities and Exchange Commission ("SEC") within four Business Days of its execution.  Buyer shall provide the Company and its advisors with a reasonable opportunity to review and comment on the content of such filings with the SEC in advance of such filings. Except as otherwise expressly set forth in this Agreement, none of Buyer, the Company or the

Representative shall be prohibited from making any disclosures concerning this Agreement or the Transactions to the extent that such disclosure recites information consistent with prior public disclosures by Buyer.

14.15Designation of the Representative.

(a)Designation.  ACP Flowchem LLC (the "Representative") is hereby designated to serve as the representative of the Unitholders with respect to the matters expressly set forth in this Agreement and the Escrow Agreement to be performed by the Representative.

(b)Authority.  The Representative is hereby irrevocably appointed as the agent, proxy and attorney-in-fact for each of the Unitholders for all purposes of this Agreement, the Escrow Agreement, the Paying Agent Agreement and any other agreement entered into in connection herewith (including the full power and authority on such Person's behalf (i) to execute the Escrow Agreement and the Paying Agent Agreement and otherwise to consummate the Transactions (including the transactions contemplated in the Escrow Agreement and the Paying Agent Agreement), (ii) to pay expenses incurred by such Person or the Representative in connection with the marketing of the Company, the evaluation of the Transactions and the negotiation and performance of this Agreement, the Escrow Agreement, the Paying Agent Agreement and any other agreement entered into in connection herewith (whether incurred on or after the date hereof), (iii) to calculate the Per Unit Portion for each Unitholder and any other amounts payable to each Unitholder pursuant to this Agreement and instruct the Paying Agent to disburse any funds received hereunder or under the Escrow Agreement or the Paying Agent Agreement to each other Unitholder, (iv) to endorse and deliver any certificates or instruments representing the Company Units and execute such further agreements or instruments of assignment as Buyer shall reasonably request or which the Representative shall consider necessary or proper to effectuate the Transactions, all of which shall have the effect of binding the Unitholders as if such Unitholder had personally executed such agreement or instrument, (v) to resolve any adjustments or issues relating to any component of the Closing Cash Payment, (vi) to receive notices and other deliverables hereunder on behalf of such Person, (vii) to execute and deliver on behalf of such Person any amendment or waiver hereto or to any other agreement contemplated hereunder, (viii) to take all other actions to be taken by or on behalf of such Person in connection herewith including under the Escrow Agreement and the Paying Agent Agreement, (ix) to dispute, compromise, settle and pay any claims made in connection with this Agreement, the Transactions (including the transactions contemplated in the Escrow Agreement and the Paying Agent Agreement), (x) to retain legal and other professional advisors on behalf of, and at the expense of, the Unitholders in connection with its actions hereunder or under the Escrow Agreement or the Paying Agent Agreement, (xi) to dispense funds from the Adjustment Escrow Amount and the Indemnification Escrow Fund (or direct the Escrow Agent to do so) to the Paying Agent on behalf of the Unitholders pursuant to the terms of this Agreement and to retain from such funds an amount sufficient to satisfy the reasonable out-of-pocket expenses or other amounts incurred or payable by the Representative in fulfilling its obligations hereunder, (xii) to make any calculations required under this Agreement (including calculations with respect to the distribution of the Transaction Consideration or each Unitholder's Unitholder Percentage of any indemnification obligation), and (xiii) to do each and every act and exercise any and all rights which such Person or the Unitholders are permitted or required to do or exercise under this Agreement, the Escrow Agreement, or the Paying Agent Agreement.  Such agency, proxy and attorney-in-fact and all authority granted hereunder are coupled with an interest, are therefore irrevocable without the consent of the Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Person.  If, after the execution of this Agreement, any Unitholder dies, dissolves or liquidates or becomes incapacitated or incompetent, then the Representative is nevertheless authorized, empowered and directed to act in accordance with this Agreement as if that death, dissolution, liquidation, incapacity or incompetency had not occurred and regardless of notice thereof.  All decisions and actions by the Representative shall be binding upon all of the Unitholders, and no Unitholder shall have the right to object, dissent, protest or otherwise contest the same.

(c)Representative Holdback.  The Representative Holdback shall be withheld and paid directly to an account maintained by the Representative (or a financial institution selected by the Representative) as a fund for the fees and expenses (including, without limitation, any legal fees and expenses) of Arsenal Blocker Seller (whether or not in its capacity as the Representative) incurred in connection with the marketing of the Company, this Agreement, the Escrow Agreement and the Paying Agent Agreement, the evaluation of the Transactions, other actions taken by the Representative pursuant to this Agreement, the Escrow Agreement or the Paying Agent Agreement, with any balance of the Representative Holdback not utilized for such purposes to be returned to the Unitholders in accordance with their Per Unit Portion.  In the event that the Representative Holdback shall be insufficient to satisfy the fees and expenses of, and other amounts payable by, the Representative, and in the event there are any remaining funds in the Escrow Amounts to be distributed to the Paying Agent on behalf of the Unitholders immediately prior to the final distribution from the Escrow Amounts to the Paying Agent on behalf of the Unitholders pursuant to the Escrow Agreement, the Representative shall be entitled to recover any such expenses from the Escrow Amounts to the extent of such funds prior to the distribution of funds to the Unitholders.  The Representative shall also be entitled to recover any remaining expenses directly from the Unitholders, and the Representative shall not have any obligation to personally advance funds in connection with the performance of any duties under this Agreement.

(d)Authority; Indemnification.  Buyer shall be entitled to rely on any action taken by the Representative, on behalf of the Unitholders, pursuant to Section 14.15(b) (each, an "Authorized Action"), and each Authorized Action shall be binding on each Unitholder as fully as if such Person had taken such Authorized Action.  Buyer agrees that the Representative, as the Representative, shall have no liability to Buyer for any Authorized Action, except to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted actual fraud.  Each Unitholder severally, for itself only and not jointly, will indemnify and hold harmless the Representative against all expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Representative in connection with any action, suit or Proceeding to which the Representative is made a party by reason of the fact it is or was acting as the Representative pursuant to the terms of this Agreement.

(e)Duties of the Representative.  The Representative hereby accepts its obligations under this Agreement.  The Representative shall have only the duties expressly stated in this Agreement, the Escrow Agreement and the Paying Agent Agreement, and shall have no other duty, express or implied.  The Representative is not, by virtue of serving as Representative, a fiduciary of the Unitholders or any other Person.  The Representative, in its capacity as such, has no personal responsibility or liability for any representation, warranty or covenant of the Company.

(f)Exculpation.  The Representative shall not be liable to any Unitholder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that the Representative shall not be relieved of any liability imposed by Law for actual fraud.  The Representative shall not be liable to the Unitholders for any apportionment or distribution of payments made by the Representative in good faith, and, if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Person to whom payment was due, but not made, shall be to recover from other Unitholders any payment in excess of the amount to which they are determined to have been entitled.  The Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.  Neither the Representative nor any agent employed by it shall incur any liability to any Unitholder by virtue of the failure or refusal of the Representative for any reason to consummate the Transactions or relating to the performance of its other duties hereunder, except for actions or omissions constituting actual fraud.

(g)Letter of Transmittal.  Any Unitholder that executes and delivers a Letter of Transmittal pursuant to Section 2.08 will become a Party to this Section 14.15 and shall be subject to all of the terms and conditions of this Section 14.15.

(h)No Fees to or Compensation of the Representative.  The Representative shall not be entitled to and shall not charge or collect from the Unitholders or any other Person any fees or other compensation for its services as the Representative under this Agreement.  The Representative, however, shall be entitled to reimbursement from the Unitholders (based on their Unitholder Percentage of such expenses) for its reasonable out-of-pocket expenses incurred in connection with its services as the Representative under this Agreement.

(i)Replacement of the Representative.  If the Representative resigns or is otherwise unable or unwilling to serve in such capacity, then the Unitholders that held a majority of the Common Units outstanding on the date hereof, voting as a single class, will appoint a new Person to serve as the Representative and will provide prompt written notice thereof to Buyer.  Until such notice is received, Buyer will be entitled to rely on the actions and statements of the previous Representative.

14.16Company Representation.  Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, officers, employees and Affiliates, (a) that Kirkland & Ellis LLP, Jones Day and Honigman Miller Schwartz and Cohn LLP have been retained by, and may serve as counsel to, each and any of the Representative, the Unitholders and their respective Affiliates (other than the Company and its Subsidiaries) (individually and collectively, the "Seller Group"), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that Kirkland & Ellis LLP, Jones Day and Honigman Miller Schwartz and Cohn LLP have not acted as counsel for any other Party in connection with the Transactions and that none of the other

Parties has the status of a client of Kirkland & Ellis LLP, Jones Day or Honigman Miller Schwartz and Cohn LLP for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, Kirkland & Ellis LLP, Jones Day or Honigman Miller Schwartz and Cohn LLP (or any of their respective successors) may serve as counsel to the Seller Group or any director, member, partner, manager, officer, employee or Affiliate of any member of the Seller Group, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions.  Notwithstanding such representation or any continued representation of the Company or any of its Subsidiaries, each of the Parties (on their own behalf and on behalf of their Affiliates) hereby consents thereto and knowingly, willingly and irrevocably waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate thereof to consent to knowingly, willingly and irrevocably waive any conflict of interest arising from such representation.  Buyer, the Company and the Seller Group hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company, and/or its Subsidiaries on the one hand, and the Seller Group or their respective Affiliates, on the other hand, Kirkland & Ellis LLP, Jones Day or Honigman Miller Schwartz and Cohn LLP may represent the Seller Group and/or such Affiliates in such dispute even though the interests of the Seller Group and/or such Affiliates may be directly adverse to Buyer, the Company or its Subsidiaries, and even though Kirkland & Ellis LLP, Jones Day or Honigman Miller Schwartz and Cohn LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Company or any of their Subsidiaries.  In addition, Buyer agrees that (x) all communications prior to the Effective Time among any member of the Seller Group, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or representatives, and Kirkland & Ellis LLP, Jones Day or Honigman Miller Schwartz and Cohn LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions (the "Protected Seller Communications"), will be deemed to be privileged and confidential communications, (y) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by the Seller Group and (z) to the extent Buyer or any of its Affiliates (including the Company and its Subsidiaries after the Closing) should discover in its possession after the Closing any Protected Seller Communications, it will take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Representative, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection.  As to any such Protected Seller Communications prior to the Closing Date, Buyer, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Seller Communications in any action against or involving any of the Seller Group, Kirkland & Ellis LLP, Jones Day or Honigman Miller Schwartz and Cohn LLP after the Closing.  The Protected Seller Communications may be used by the Seller Group and/or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between the Surviving Corporation and its Affiliates, on the one hand, and a third party other than the Seller Group (solely in their capacity as equityholders of the Company or the Representative), on the other hand, the Surviving Corporation and its Affiliates may assert the attorney-client privilege with respect to Protected Seller Communications to prevent disclosure of confidential communications to such third party. Buyer, Merger Sub and the Representative knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of each of their respective former, current, or future Affiliates (including, in respect of Buyer, the Company and its Subsidiaries (but solely after the Closing)), officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, representatives, successors, or permitted assigns, that the agreements contained in this Section 14.16 (a) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for twenty (20) years and will not be subject to any of the survival or exclusive remedy provisions of ARTICLE XI; and (b) are an integral part of the Transactions and that, without the agreements set forth in this Section 14.16, neither party would enter into this Agreement and the Company would not recommend approval of this Agreement to the Unitholders.

14.17Acknowledgements.  The representations and warranties of the Company expressly set forth in ARTICLE V of this Agreement and the representations and warranties of Arsenal Blocker Seller expressly set forth in Section 4.02 of this Agreement constitute the sole and exclusive representations and warranties made to Buyer, Merger Sub, their respective Affiliates or any other Person with respect to the Company and its Subsidiaries, the Unitholders, Arsenal Blocker and their respective Affiliates in connection with the Transactions, and Buyer and Merger Sub, on their own behalf and on behalf of their respective Affiliates, acknowledge and agree that any other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition or position, results of operations, assets or liabilities of the Company or any of its Subsidiaries, or the quality or condition of the Company's or its Subsidiaries' assets), are specifically disclaimed by Arsenal Blocker Seller and the Company and shall not form the basis of any claim against Arsenal Blocker Seller, its shareholders or its Affiliates, the Unitholders, the Adjustment Escrow Account, the Indemnification Escrow Account, any other Person or otherwise.  Without limiting the foregoing, Buyer and Merger Sub, on their own behalf and on behalf of their respective Affiliates, acknowledge and agree that they have not relied on any representations or warranties whatsoever, whether express or implied, other than the representations and warranties of the Company expressly set forth in ARTICLE V of this Agreement and the representations and warranties of Arsenal Blocker Seller expressly set forth in Section 4.02 of this Agreement.  In furtherance of the foregoing, Buyer and Merger Sub acknowledge, on their own behalf and on behalf of their respective Affiliates, that they have conducted to their and their respective Affiliates' satisfaction an independent investigation of the financial condition and position, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries prior to making their determination to proceed with the Transactions and have completed such investigations of the Company and its Subsidiaries and Arsenal Blocker as it deems necessary and appropriate, and has received all of the information that it has requested from the Company and its Subsidiaries and Arsenal Blocker in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions.  In connection with Buyer's and Merger Sub's and their respective Affiliates' investigation of the Company and its Subsidiaries, Buyer and Merger Sub and their respective Affiliates' have received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information.  Buyer and Merger Sub acknowledge, on their own behalf and on behalf of their Affiliates, that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer, Merger Sub and their respective Affiliates are familiar with such uncertainties and that Buyer and Merger Sub, on their own behalf and on behalf of their respective Affiliates, are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.  Accordingly, Buyer and Merger Sub, on their own behalf and on behalf of their respective Affiliates, hereby acknowledge that none of Arsenal Blocker Seller, the Company, it Subsidiaries or any other Person (including the Unitholders) is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, and that neither Buyer nor Merger Sub nor any of their respective Affiliates has relied on any such estimates, projections or other forecasts or plans.  Buyer and Merger Sub further agree, on their own behalf and on behalf of their respective Affiliates, agents and representatives, that (i) none of Arsenal Blocker Seller, the Company or any other Person (including the Unitholders) will have or be subject to any liability to Buyer, Merger Sub, their respective Affiliates or any other Person resulting from the distribution to Buyer, Merger Sub or any other Person, or Buyer's or Merger Sub's use of, any such information, including any information, document or material made available to Buyer, Merger Sub or any other Person in certain "data rooms," management presentations or any other form in expectation of the Transactions, and (ii) Buyer, Merger Sub and such other Persons have not relied on any such information.  Each Unitholder, Arsenal Blocker, Buyer and Merger Sub further agree, on their own behalf and on behalf of their respective Affiliates, agents and representatives, that Buyer and Merger Sub have relied solely on the materials set forth in this Agreement and that no material made available to Buyer, Merger Sub or any other Person in certain "data rooms," management presentations or any other form in expectation of the Transactions shall be deemed to have been relied upon or made known to such Persons.  Notwithstanding the foregoing, Buyer and Merger Sub may rely on the representations and warranties of the Company and Arsenal Blocker Seller expressly set forth in ARTICLE V and Section 4.02, respectively, regardless of any other information made known or available to them.

14.18Exculpation of Debt Financing Sources

(a)Notwithstanding anything to the contrary contained herein, no member of the Seller Group shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing Commitment, the Debt Financing or the transactions contemplated hereby or thereby whether at law or equity, in contract, in tort or otherwise; provided that, the foregoing will not limit the rights of the Buyer in respect of the Debt Financing under any commitment letter related thereto. The Company (i) agrees, for itself and on behalf of each other member of the Seller Group that no such Person shall have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from any Debt Financing Source, (ii) waives, for itself and on behalf of each other member of the Seller Group, any and all claims against each Debt Financing Source and (iii) hereby agrees, for itself and on behalf of each other member of the Seller Group that in no event shall any Debt Financing Source have any liability or obligation to the Company or any other such Person relating to or arising out of this Agreement, the Debt Financing Commitment, the Debt Financing, any commitment letter related thereto or the transactions contemplated hereby.

(b)Without limiting the foregoing, no Debt Financing Source shall be liable for any special, consequential, punitive or indirect damages or damages of a tortious nature.

(c)Solely for purposes of Section 14.18, "Seller Group" shall be deemed to include each of the Seller Group's respective affiliates and their respective controlled affiliates' stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

14.19Obligations of Buyer and New Purchaser.  Each of the representations, warranties, covenants and agreements of Buyer and New Purchaser in this Agreement and the other Transaction Documents are the joint and several obligations of Buyer and New Purchaser.  Buyer shall cause its affiliates, including New Purchaser and Merger Sub, to perform all of their respective obligations relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:

KMG CHEMICALS, INC.

By:  /s/ Christopher T. Fraser
Name: Christopher T. Fraser
Title:  President and Chief Executive Officer

MERGER SUB:

KMG FC, LLC

By:  /s/ Christopher T. Fraser
Name: Christopher T. Fraser
Title:  President and Chief Executive Officer

[Signature Page to Purchase Agreement and Plan of Merger]

COMPANY:

FLOWCHEM HOLDINGS LLC

By:  /s/ Neil Harrop
Name:  Neil Harrop
Title:    Chief Executive Officer

ARSENAL BLOCKER SELLER:

ARSENAL CAPITAL PARTNERS III-B LP
By: Arsenal Capital Investment III LP
Its: General Partner

By: Arsenal Capital Group LLC
Its: General Partner

By:  /s/ Jeffrey Kovach
Name:  Jeffrey Kovach
Title:    Managing Director

REPRESENTATIVE:

ACP FLOWCHEM LLC

By:  /s/ Roy Seroussi
Name:  Roy Seroussi
Title:    Vice President and Secretary

[Signature Page to Purchase Agreement and Plan of Merger]